Exhibit 99.2

Consolidated financial statements of
New Gold Inc.
December 31, 2011

newgold

GROWING NEW GOLD

Management’s Responsibility for Financial Statements

The consolidated financial statements, the notes thereto and other financial information contained in the Management Discussion and Analysis have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and are the responsibility of the management of New Gold Inc. The financial information presented elsewhere in the Management Discussion and Analysis is consistent with the data that is contained in the consolidated financial statements. The consolidated financial statements, where necessary, include amounts which are based on the best estimates and judgment of management.

In order to discharge management’s responsibility for the integrity of the financial statements, the Company maintains a system of internal accounting controls. These controls are designed to provide reasonable assurance that the Company’s assets are safeguarded, transactions are executed and recorded in accordance with management’s authorization, proper records are maintained and relevant and reliable financial information is produced. These controls include maintaining quality standards in hiring and training of employees, policies and procedures manuals, a corporate code of conduct and ensuring that there is proper accountability for performance within appropriate and well-defined areas of responsibility. The system of internal controls is further supported by a compliance function, which is designed to ensure that we and our employees comply with securities legislation and conflict of interest rules.

The Board of Directors is responsible for overseeing management’s performance of its responsibilities for financial reporting and internal control. The Audit Committee, which is composed of non-executive directors, meets with management as well as the external auditors to ensure that management is properly fulfilling its financial reporting responsibilities to the Directors who approve the consolidated financial statements. The external auditors have full and unrestricted access to the Audit Committee to discuss the scope of their audits, the adequacy of the system of internal controls and review financial reporting issues.

The consolidated financial statements have been audited by Deloitte & Touche LLP, the Company’s independent registered chartered accountants, in accordance with Canadian generally accepted auditing standards and standards of the Public Company Accounting Oversight Board (United States).

(Signed) Robert Gallagher	(Signed) Brian Penny

Robert Gallagher	Brian Penny
Chief Executive Officer	Executive Vice-President and
Chief Financial Officer

Toronto, Ontario
March 1, 2012

Management’s Report on Internal Control over Financial Reporting

The Company’s management, including the Chief Executive Officer and the Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is defined in Rule 13a-15(f) and Rule 15d-15(f) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) as a process designed by, or under the supervision of, the Company’s principal executive and principal financial officers and effected by the Company’s Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian generally accepted accounting principles. The Company’s internal control over financial reporting includes those policies and procedures that:

•	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

•
provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

•
provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements.

The Company’s management, under the supervision of the Chief Executive Officer and the Chief Financial Officer, assessed the effectiveness of the Company’s internal control over financial reporting as defined in Rule 13a-15(f) and Rule 15d—15(f) under the Exchange Act as of December 31, 2010. In making this assessment, it used the criteria set forth in the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management has concluded that, as of December 31, 2011, the Company’s internal control over financial reporting is effective based on those criteria.  There are no material weaknesses that have been identified by management.

The effectiveness of the Company’s internal control over financial reporting as of December 31, 2011 has been audited by Deloitte & Touche LLP, the Company’s independent registered chartered accountants, as stated in their report immediately preceding the Company’s audited consolidated financial statements for the years ended December 31, 2011 and 2010.

(Signed) Robert Gallagher	(Signed) Brian Penny

Robert Gallagher	Brian Penny
Chief Executive Officer	Executive Vice-President and
Chief Financial Officer

Toronto, Ontario
March 1, 2012

Report of Independent Registered Chartered Accountants

To the Board of Directors and Shareholders of New Gold Inc.

We have audited the internal control over financial reporting of New Gold Inc. and subsidiaries (the “Company”) as of December 31, 2011, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the Canadian generally accepted auditing standards and standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2011 of the Company and our report dated March 1, 2012, expressed an unqualified opinion on those financial statements.

“Deloitte & Touche LLP”

Independent Registered Chartered Accountants
Licensed Public Accountants

March 1, 2012
Toronto, Canada

Report of Independent Registered Chartered Accountants

To the Board of Directors and Shareholders of New Gold Inc.

We have audited the accompanying consolidated financial statements of New Gold Inc. and subsidiaries (the “Company”), which comprise the consolidated statements of financial position as at December 31, 2011, December 31, 2010 and January 1, 2010, and the consolidated income statements, consolidated statements of comprehensive income, consolidated statements of changes in equity, and consolidated statements of cash flows for the years ended December 31, 2011 and December 31, 2010, and a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2011, December 31, 2010, and January 1, 2010 and its financial performance and its cash flows for the years ended December 31, 2011 and December 31, 2010 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Other Matter

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2011, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 1, 2012 on internal control over financial reporting expressed an unqualified opinion on the Company’s internal control over financial reporting.

“Deloitte & Touche LLP”

Independent Registered Chartered Accountants
Licensed Public Accountants

March 1, 2012
Toronto, Canada

New Gold Inc.
Consolidated income statements
Years ended December 31
(Expressed in thousands of United States dollars, except per share amounts)

	Note	2011	2010
		$	$
			Note 26

Revenues		695,939	530,450
Operating expenses	5(a)	303,778	247,773
Depreciation and depletion		76,935	78,374
Earnings from mine operations		315,226	204,303

Corporate administration expenses		26,272	24,134
Share-based payment expenses		11,140	6,877
Exploration expenses		10,021	12,834
Impairment of exploration assets	11	-	15,728
Income from operations		267,793	144,730

Finance income	5(b)	3,589	3,258
Finance costs	5(b)	(5,142)	(2,371)
Other gains (losses)	5(c)	(7,854)	(70,261)

Earnings before taxes		258,386	75,356
Income tax expense	15	(79,358)	(18,009)

Net earnings from continuing operations		179,028	57,347
Earnings from discontinued operations, net of tax	10	-	(9,886)
Net earnings		179,028	47,461

Earnings per share from continuing operations	14
Basic		0.42	0.15
Diluted		0.40	0.15

Earnings (loss) per share from discontinued operations	14
Basic		-	(0.03)
Diluted		-	(0.03)

Earnings per share from
continuing and discontinued operations	14
Basic		0.42	0.12
Diluted		0.40	0.12

Weighted average number of shares outstanding	14
Basic		429,591	390,883
Diluted		441,009	395,233

See accompanying notes to the consolidated financial statements

New Gold Inc.
Consolidated statements of comprehensive income
Years ended December 31
(Expressed in thousands of United States dollars)

	Note	2011	2010
		$	$
			Note 26

Net earnings		179,028	47,461

Other comprehensive (loss) income
Unrealized losses on mark-to-market of gold contracts	13	(32,051)	(85,849)
Realized losses on settlement of gold contracts	13	41,651	20,035
Unrealized losses on mark-to-market of fuel contracts	13	-	(366)
Unrealized loss on available-for-sale securities (net of $nil tax expense)		(1,861)	-
Foreign exchange translation adjustment		(38,359)	14,334
Income tax related to components of other
comprehensive (loss) income	13	(3,834)	27,572
Total other comprehensive loss		(34,454)	(24,274)
Total comprehensive income		144,574	23,187

See accompanying notes to the consolidated financial statements

New Gold Inc.
Consolidated statements of financial position
(Expressed in thousands of United States dollars)

		December 31	December 31	January 1
	Note	2011	2010	2010
		$	$	$
Assets			Note 26	Note 26
Current assets
Cash and cash equivalents		309,406	490,754	271,526
Trade and other receivables	6	37,572	11,929	10,345
Inventories	8	106,490	103,055	86,299
Current derivative assets	13	-	-	706
Prepaid expenses and other		7,928	7,325	6,933
Current assets of operations held for sale	10	-	-	10,298
Total current assets		461,396	613,063	386,107

Investments	9	1,823	7,533	45,890
Non-current inventories	8	20,253	-	-
Mining interests	11	2,695,297	1,767,240	1,664,563
Deferred tax assets	15	8,924	10,058	11,098
Non-current non-hedged derivative asset	13	18,797	7,679	-
Reclamation deposits and other		14,912	23,616	17,646
Assets of operations held for sale	10	-	-	78,989
Total assets		3,221,402	2,429,189	2,204,293

Liabilities and equity
Current liabilities
Trade and other payables	7	100,437	69,245	37,999
Current tax liabilities		20,495	31,392	13,711
Current derivative liabilities	13	49,184	40,072	19,206
Current non-hedged derivative liabilities	13	53,288	-	-
Current portion of long-term debt	12	-	-	12,088
Current liabilities of operations held for sale	10	-	-	10,414
Total current liabilities		223,404	140,709	93,418

Reclamation and closure cost obligations	16	50,713	34,173	24,764
Provisions	25	12,646	9,227	4,541
Non-current derivative liabilities	13	92,407	113,303	76,780
Non-current non-hedged derivative liabilities	13	114,296	155,365	37,542
Long-term debt	12	251,664	229,884	225,456
Deferred tax liabilities	15	146,880	179,180	245,969
Deferred benefit	12	46,276	46,276	-
Other		747	577	814
Liabilities of operations held for sale	10	-	-	19,890
Total liabilities		939,033	908,694	729,174

Equity
Common shares	14	2,463,968	1,845,886	1,810,039
Contributed surplus		80,394	81,176	82,984
Share purchase warrants		-	-	11,850
Other reserves		(86,367)	(51,913)	(27,639)
Deficit		(175,626)	(354,654)	(402,115)
		(261,993)	(406,567)	(429,754)
Total equity		2,282,369	1,520,495	1,475,119
Total liabilities and equity		3,221,402	2,429,189	2,204,293

Approved and authorized by the Board on March 1, 2012

"Robert Gallagher"
Robert Gallagher, Director

"James Estey"
James Estey, Director

See accompanying notes to the consolidated financial statements

New Gold Inc.
Consolidated statements of changes in equity
Years ended December 31
(Expressed in thousands of United States dollars)

	Note	2011	2010
		$	$
			Note 26
Common shares
Balance, beginning of period		1,845,886	1,810,039
Shares issued for Richfield	4,14	487,906	-
Shares issued for Silver Quest	4,14	105,761	-
Shares issued for exercise of options	14	24,350	19,394
Shares issued for exercise of warrants	14	65	16,453
Balance, end of period		2,463,968	1,845,886

Contributed surplus
Balance, beginning of period		81,176	82,984
Exercise of options		(7,974)	(9,959)
Equity settled share-based payments		7,192	8,151
Balance, end of period		80,394	81,176

Share purchase warrants
Balance, beginning of period		-	11,850
Exercise of warrants		-	(11,850)
Balance, end of period		-	-

Other reserves
Balance, beginning of period		(51,913)	(27,639)
Foreign exchange translation adjustment		(38,359)	14,334
Change in fair value investments		(1,861)	-
Change in fair value hedging instruments		5,766	(38,608)
Balance, end of period		(86,367)	(51,913)

Deficit
Balance, beginning of period		(354,654)	(402,115)
Net earnings		179,028	47,461
Balance, end of period		(175,626)	(354,654)

Total equity		2,282,369	1,520,495

See accompanying notes to the consolidated financial statements

New Gold Inc.
Consolidated statements of cash flows
Years ended December 31
(Expressed in thousands of United States dollars)

	Note	2011	2010
		$	$
			Note 26
Operating activities
Net earnings		179,028	47,461
Loss from discontinued operations		-	9,886
Adjustments for:
Realized gain on gold contracts		(8,793)	(8,425)
Realized loss on fuel contracts			340
Realized and unrealized foreign exchange (gain) loss	5	(7,122)	9,675
Realized and unrealized gain on investments	5	(1,349)	(48,838)
Unrealized loss on non-hedged derivatives	5	7,229	105,657
Loss on disposal of assets		509	1,938
Impairment of exploration asset		-	15,728
Depreciation and depletion		76,243	78,772
Equity-settled share-based payment expense		7,192	6,540
Unrealized loss on cash flow hedging items	5	6,611	-
Income tax expense		79,358	18,009
Finance income		(3,589)	(3,258)
Finance costs		5,142	2,371
		340,459	235,856
Change in non-cash operating working capital	17	(12,538)	(7,499)
Cash generated from operations		327,921	228,357
Income taxes paid		(98,391)	(41,855)
Net cash generated from continuing operations		229,530	186,502
Cash used in discontinued operations		-	(1,696)

Investing activities
Mining interests		(413,620)	(134,089)
Recovery of (contribution to) reclamation deposits		8,388	(1,590)
Cash acquired in asset acquisition, net of transaction costs - Richfield		18,651	-
Asset acquisition costs, net of cash received - Silver Quest		(7,979)	-
Asset acquisition costs, net of cash received - Geo Minerals		(18,053)	-
Purchase of available-for-sale securities	9	(3,684)	-
Cash received in El Morro transaction, net of transaction costs		-	46,276
Investment in El Morro		-	(463,000)
Proceeds from sale of investments	9	8,927	106,476
Interest received		3,200	1,577
Proceeds from disposal of assets		821	439
Cash used in investing activities		(403,349)	(443,911)
Cash generated from discontinued operations		-	34,410

Financing activities
Exercise of options to purchase common stock		16,375	15,649
Exercise of warrants to purchase common stock		65	-
Interest paid		(21,864)	(20,895)
El Morro loan		-	463,000
Revolving credit facility initiation costs		-	(4,225)
Repayment of long-term debt		-	(27,235)
Cash generated by financing activities		(5,424)	426,294

Effect of exchange rate changes on cash and cash equivalents		(2,105)	16,803

(Decrease) increase in cash and cash equivalents		(181,348)	218,402
Cash and cash equivalents, beginning of year		490,754	272,352
Cash and cash equivalents, end of year		309,406	490,754

Cash and cash equivalents are comprised of
Cash		179,023	191,844
Short-term money market instruments		130,383	298,910
		309,406	490,754

Supplemental cash flow information (Note 17)

New Gold Inc. Notes to the consolidated financial statements December 31, 2011 (Tabular amounts expressed in thousands of United States dollars, except per share amounts)

1.	Description of business and nature of operations

New Gold Inc. (the “Company”) and its subsidiaries are gold producers engaged in gold mining and related activities including acquisition, exploration, extraction, processing and reclamation.  The Company’s assets are comprised of the Mesquite Mine in the United States (“U.S.”), the Cerro San Pedro Mine in Mexico, and the Peak Gold Mines in Australia. Significant projects include the New Afton copper-gold development project in Canada, the Blackwater exploration project in Canada and a 30% interest in the El Morro copper-gold development project in Chile.

The Company is a publicly listed company incorporated in Canada with limited liability under the legislation of the Province of British Columbia. The Company’s shares are listed on the Toronto Stock Exchange, and the NYSE AMEX under the symbol NGD.

The Company’s registered office is located at 3110 – 666 Burrard Street, Vancouver, British Columbia, V6C 2X8, Canada.

2.	Significant accounting policies

(a)	Statement of compliance

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”).

The disclosure of the transition from Canadian generally accepted accounting principles (“Canadian GAAP”) to IFRS and the effect on the reported financial position, financial performance and cash flows of the Company is provided in Note 26. The note includes reconciliations of equity, net earnings and total comprehensive income reported under previous Canadian GAAP to those reported under IFRS for the 2010 comparative periods and as at the date of transition.

(b)	Basic of preparation

The consolidated financial statements have been prepared on the historical cost basis except for the following, which are measured at fair value:

•	Derivative financial instruments;
•	Financial instruments at fair value through profit and loss; and
•	Available-for-sale securities.

(c)	Basis of presentation and principles of consolidation

These consolidated financial statements include the accounts of the Company and all of its subsidiaries. Where necessary, adjustments are made to the financial statements of subsidiaries to conform their accounting policies to those used by the other members of the Company.

Subsidiaries are entities controlled by the Company. Control exists when the Company has the power to govern the financial and operating policies of an entity so as to obtain benefits from the entity’s activities. The financial statements of subsidiaries are included in the consolidated financial statements. Associates are those entities in which the Company has significant influence over the financial and operating policies. Significant influence is presumed to exist when the Company holds between 20 and 50 percent of the voting power of another entity. Investments in associates are accounted for using the equity method.

New Gold Inc. Notes to the consolidated financial statements December 31, 2011 (Tabular amounts expressed in thousands of United States dollars, except per share amounts)

2.	Significant accounting policies (continued)

(c)	Basis of presentation and principles of consolidation (continued)

The principal subsidiaries and associates of the Company are as follows:

			Country of	Interest	Interest	Interest
	Principal	Method of	incorporation	December 31	December 31	January 1
Name of subsidiary/associate	Activity	accounting	and operation	2011	2010	2010
Metallica Resources Inc.	Holding company	Consolidated	Canada	100%	100%	100%
Minera Metallica Resources Chile Ltd.	Mining	Consolidated	Chile	100%	100%	100%
Minera San Xavier S.A. de C.V.	Mining	Consolidated	Mexico	100%	100%	100%
Peak Gold Mines Pty Ltd	Mining	Consolidated	Australia	100%	100%	100%
Inversiones El Morro Limitada	Holding company	Consolidated	Chile	100%	100%	100%
Sociedad Contractual Minera El Morro	Mining	Equity	Chile	30%	30%	30%
Western Goldfields Inc.	Holding company	Consolidated	Canada	100%	100%	100%
Western Goldfields (USA) Inc.	Holding company	Consolidated	USA	100%	100%	100%
Western Mesquite Mines, Inc.	Mining	Consolidated	USA	100%	100%	100%
Richfield Venture Corp.	Mining	Consolidated	Canada	100%	-	-
Geo Minerals Ltd.	Mining	Consolidated	Canada	100%	-	-
Silver Quest Resources Ltd.	Mining	Consolidated	Canada	100%	-	-

Business combinations

A business combination is defined as an acquisition of assets and liabilities that constitute a business. A business is an integrated set of activities and assets that is capable of being conducted and managed for the purpose of providing a return to the Company and its shareholders in the form of improved earnings, lower costs or other economic benefits. A business consists of inputs, including non-current assets, and processes, including operational processes, that when applied to those inputs, have the ability to create outputs that provide a return to the Company and its shareholders. A business also includes those assets and liabilities that do not necessarily have all the inputs and processes required to produce outputs, but can be integrated with the inputs and processes of the Company to create outputs. When acquiring a set of activities or assets in the exploration and development stage, which may not have outputs, the Company considers other factors to determine whether the set of activities or assets is a business. Those factors include, but are not limited to, whether the set of activities or assets:

•	has begun planned principal activities;
•	has employees, intellectual property and other inputs and processes that could be applied to those inputs;
•	is pursuing a plan to produce outputs; and
•	will be able to obtain access to customers that will purchase the outputs.

Not all of the above factors need to be present for a particular integrated set of activities or assets in the exploration and development stage to qualify as a business.

Business combinations are accounted for using the acquisition method whereby identifiable assets acquired and liabilities assumed, including contingent liabilities, are recorded at 100% of their acquisition-date fair values. The acquisition date is the date the Company obtains control over the acquiree, which is generally the date that consideration is transferred and the Company acquires the assets and assumes the liabilities of the acquiree. The Company considers all relevant facts and circumstances in determining the acquisition date.

New Gold Inc. Notes to the consolidated financial statements December 31, 2011 (Tabular amounts expressed in thousands of United States dollars, except per share amounts)

2.	Summary of significant accounting policies (continued)

(c)	Basis of presentation and principles of consolidation (continued)

Business combinations (continued)

The consideration transferred in a business combination is measured at fair value, which is calculated as the sum of the acquisition-date fair values of the assets transferred by the Company, the liabilities, including contingent consideration, incurred and payable by the Company to former owners of the acquiree and the equity interests issued by the Company. The measurement date for equity interests issued by the Company is the acquisition date.
Acquisition-related costs, other than costs to issue debt or equity securities, of the acquirer, including investment banking fees, legal fees, accounting fees, valuation fees, and other professional or consulting fees are expensed as incurred. The costs to issue equity securities of the Company as consideration for the acquisition are reduced from share capital as share issue costs.

It generally requires time to obtain the information necessary to identify and measure the following as of the acquisition date:

•	The identifiable assets acquired, liabilities assumed and any non-controlling interest in the acquiree;
•	The consideration transferred in exchange for interest in the acquiree;
•	In a business combination achieved in stages, the equity interest in the acquiree previously held by the acquirer; and
•	The resulting goodwill or gain on a bargain purchase.

If the initial accounting for a business combination is incomplete by the end of the reporting period in which the combination occurs, the Company reports in its financial statements provisional amounts for the items for which the accounting is incomplete. During the measurement period, the Company will retrospectively adjust the provisional amounts recognized at the acquisition date to reflect new information obtained about facts and circumstances that existed as of the acquisition date and, if known, would have affected the measurement of the amounts recognized as of that date. During the measurement period, the Company will also recognize additional assets or liabilities if new information is obtained about facts and circumstances that existed as of the acquisition date and, if known, would have resulted in the recognition of those assets and liabilities as of that date. The measurement period ends as soon as the Company receives the information it was seeking about facts and circumstances that existed as of the acquisition date or learns that more information is not obtainable and shall not exceed one year from the acquisition date.

Asset acquisitions

The Company accounts for the purchase of assets and assumption of liabilities as an acquisition of net assets. The transactions do not qualify as a business combination under IFRS 3R Business Combinations, as the significant inputs and processes that constitute a business are not identified. Therefore the transactions were treated as asset acquisitions. The purchase consideration has been allocated to the fair value of the assets acquired and liabilities assumed based on management’s best estimates and available information at the time of the acquisition.

New Gold Inc. Notes to the consolidated financial statements December 31, 2011 (Tabular amounts expressed in thousands of United States dollars, except per share amounts)

2.	Summary of significant accounting policies (continued)

(d)	Cash and cash equivalents

The Company considers all highly liquid investments with original maturities of three months or less at the date of acquisition to be cash equivalents. These highly liquid investments only comprise short-term Canadian and United States government treasury bills and other evidences of indebtedness and treasury bills of the Canadian provinces with a minimum credit rating of R-1 mid from the Dominion Bond Rating Service (“DBRS”) or an equivalent rating from Standard & Poor’s and Moody’s.  In addition, the Company invests in bankers’ acceptances and other evidences of indebtedness of certain financial institutions, including Canadian banks.

(e)	Inventories

Finished goods, work-in-process, heap leach ore and stockpiled ore are valued at the lower of average production cost or net realizable value. Production costs include the cost of raw materials, direct labour, mine-site overhead expenses and depreciation and depletion of mining interests. Net realizable value is calculated as the estimated price at the time of sale based on prevailing and long-term metal prices less estimated future production costs to convert the inventories into saleable form.

The recovery of gold and silver from certain ores is achieved through the heap leaching process. Under this method, ore is placed on leach pads where it is treated with a chemical solution which dissolves the gold contained ore. The resulting “pregnant” solution is further processed in a plant where the gold is recovered. For accounting purposes, costs are added to ore on leach pads for current mining and leaching costs, including applicable depreciation, depletion and amortization relating to mining interests. Costs are removed from ore on leach pads as ounces of gold and silver are recovered based on the average cost per recoverable ounce on the leach pad.

Estimates of recoverable gold and silver on the leach pads are calculated from the quantities of ore placed on the leach pads (measured tonnes added to the leach pads), the grade of ore placed on the leach pads (based on assay data), and a recovery percentage (based on ore type). Although the quantities of recoverable gold and silver placed on each leach pad are reconciled by comparing the grades of ore placed on the leach pad to the quantities actually recovered, the nature of the leaching process inherently limits the ability to precisely monitor inventory levels. The recovery of gold and silver from the leach pad is not known until the leaching process has concluded. In the event that the Company determines, based on engineering estimates, that a quantity of gold contained in ore on leach pads is to be recovered over a period exceeding twelve months, that portion is classified as long-term.

Work-in-process inventory represents materials that are currently in the process of being converted into finished goods. The average production cost of finished goods represents the average cost of work-in-process inventories incurred prior to the refining process, plus applicable refining, selling, shipping costs and associated royalties.

Supplies are valued at the lower of average cost and net realizable value.

New Gold Inc. Notes to the consolidated financial statements December 31, 2011 (Tabular amounts expressed in thousands of United States dollars, except per share amounts)

2.	Summary of significant accounting policies (continued)

(f)	Mining interests

Mining interests represent capitalized expenditures related to the development of mining properties, related plant and equipment and expenditures related to advanced exploration arising from property acquisitions. Capitalized costs are depreciated and depleted using either a unit-of-production method over the estimated economic life of the mine to which they relate, or for plant and equipment, using the straight-line method over their estimated useful lives, if shorter than the mine life.

Mining properties

The costs associated with mining properties are separately allocated to reserves, resources and exploration potential, and include acquired interests in production, development and exploration stage properties representing the fair value at the time they were acquired.

Mining properties include costs directly attributable to bringing a mineral asset into the state where it is capable of operating in the manner intended by management. The determination of development costs to be capitalized during the production stage of a mine operation requires the use of judgment and estimates.

The value associated with resources and exploration potential is the value beyond proven and probable reserves assigned through acquisition. The resource value represents the property interests that are believed to potentially contain economic mineralized material such as inferred material within pits; Measured, Indicated, and Inferred Resources with insufficient drill spacing to qualify as Proven and Probable Reserves; and Inferred Resources in close proximity to Proven and Probable Reserves. Exploration potential represents the estimated mineralized material contained within (i) areas adjacent to existing Reserves and mineralization located within the immediate mine area; (ii) areas outside of immediate mine areas that are not part of Measured, Indicated, or Inferred Resources; and (iii) greenfields exploration potential that is not associated with any other production, development, or exploration stage property, as described above.  At least annually or when otherwise appropriate, and subsequent to its review and evaluation for impairment, value from the non-depletable category is transferred to the depletable category as a result of an analysis of the conversion of resources or exploration potential into reserves.

The Company estimates its ore reserves and mineral resources based on information compiled by appropriately qualified persons. The estimation of recoverable reserves will be impacted by forecast commodity prices, exchange rates, production costs and recoveries amongst other factors. Changes in the reserve or resource estimates may impact the carrying value of assets and depreciation and impairment charges recorded in the income statement.

A mining property is considered to be capable of operating in a manner intended by management when it commences commercial production. Upon commencement of commercial production, a mining property is depreciated on a unit-of-production method. Unit-of-production depletion rates are determined based on the estimate recoverable Proven and Probable Mineral Reserves at the mine.

Costs related to property acquisitions are capitalized until the viability of the mineral property is determined. When it is determined that a property is not economically recoverable the capitalized costs are written off.

New Gold Inc. Notes to the consolidated financial statements December 31, 2011 (Tabular amounts expressed in thousands of United States dollars, except per share amounts)

2.	Summary of significant accounting policies (continued)

(f)	Mining interests (continued)

Exploration and evaluation

Exploration and evaluation costs are expensed until the probability that future economic benefits will flow to the entity and the asset cost or value can be measured reliably. Management uses the following criteria to determine the economic recoverability and probability of future economic benefits:

•	The Company controls access to the benefit;
•	Internal project economics are beneficial to the Company;
•	The project is technically feasible; and
•	Costs can be reliably measured.

Further development expenditures are capitalized to the property.

Drilling and related costs incurred on sites without an existing mine and on areas outside the boundary of a known mineral deposit which contains proven and probable reserves are exploration expenditures and are expensed as incurred to the date of establishing that property costs are economically recoverable. Further development expenditures, subsequent to the establishment of economic recoverability, are capitalized to the property.

Property, plant and equipment

Plant and equipment consists of buildings and fixtures, surface and underground fixed and mobile equipment.

Depreciation rates of major categories of asset costs

Mining assets are depleted using a unit-of-production method based on the estimated economically recoverable reserves to which they relate.

Plant and equipment is depreciated using the straight-line method over their estimated useful lives, or the remaining life of the mine if shorter.

Average useful life
Building	15 – 50
Plant and machinery	3 – 20
Office equipment	5 – 10
Vehicles	5 – 7
Computer equipment	3 - 5

New Gold Inc. Notes to the consolidated financial statements December 31, 2011 (Tabular amounts expressed in thousands of United States dollars, except per share amounts)

2.	Summary of significant accounting policies (continued)

(f)	Mining interests (continued)

Capitalized borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset that necessarily takes a substantial period of time to get ready for its intended use are capitalized until such time as the assets are substantially ready for their intended use. Other borrowing costs are recognized as an expense in the period in which they are incurred.

Where funds are borrowed specifically to finance a project, the amount capitalized represents the actual borrowing costs incurred. Where the funds used to finance a project form part of general borrowings, the amount capitalized is calculated using a weighted average of interest rates applicable to relevant general borrowings of the Company during the period, to a maximum of actual borrowing costs incurred. Capitalization of interest is suspended during extended periods in which active development is interrupted.

Commencement of commercial production

There are a number of factors the Company considers when determining if conditions exist for the commencement of commercial production of an operating mine. Management examines the following when making that judgment:

•	All major capital expenditures to bring the mine to the condition necessary for it to be capable of operating in the manner intended by management have been completed;
•	The completion of a reasonable period of testing of the mine plant and equipment;
•	The mine or mill has reached a pre-determined percentage of design capacity; and
•	The ability to sustain ongoing production of ore.

The list is not exhaustive and each specific circumstance is taken into account before making the decision.

Derecognition

Upon sale or abandonment the cost of the property and equipment, and related accumulated depreciation or depletion, are removed from the accounts and any gains or losses thereon are recognized in net earnings.

(g)	Impairment of long-lived assets

The Company reviews and evaluates its mining interests for indicators of impairment at the end of each reporting period. Impairment assessments are conducted at the level of cash-generating units (“CGU”). A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets, with each operating mine, development and exploration project representing a separate CGU. If an indication of impairment exists, the recoverable amount of the CGU is estimated. An impairment loss is recognized when the carrying amount of the CGU is in excess of its recoverable amount.

New Gold Inc. Notes to the consolidated financial statements December 31, 2011 (Tabular amounts expressed in thousands of United States dollars, except per share amounts)

2.	Summary of significant accounting policies (continued)

(g)	Impairment of long-lived assets (continued)

The recoverable amount of a mine site is the greater of its fair value less costs to sell and value in use. In determining the recoverable amounts of the Company’s mine sites, the Company uses the fair value less costs to sell as this will generally be greater than or equal to the value in use. When there is no binding sales agreement, fair value less costs to sell is estimated as the discounted future after-tax cash flows expected to be derived from a mine site, less an amount for costs to sell estimated based on similar past transactions. When discounting estimated future cash flows, the Company uses an after-tax discount rate that would approximate what market participants would assign. Estimated cash flows are based on expected future production, metal selling prices, operating costs and capital costs. If the recoverable amount of a mine site is estimated to be less than its carrying amount, the carrying amount is reduced to its recoverable amount. The carrying amount of each mine site includes the carrying amounts of mining properties, plant and equipment, goodwill and related deferred tax balances. Impairment losses are recognized as other operating expenses in the period they are incurred. The allocation of an impairment loss, if any, for a particular mine site to its mining properties and plant and equipment is based on the relative book values of these assets at the date of impairment. When an impairment loss reverses in a subsequent period, the carrying amount of the related asset is increased to the revised estimate of recoverable amount to the extent that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset previously. Reversals of impairment losses are recognized in net earnings in the period the reversals occur.

The Company assesses at the end of each reporting period whether there is any indication that an impairment loss recognized in prior periods for a long-lived asset may no longer exist or may have decreased. If any such indication exists, the Company estimates the recoverable amount of that CGU. A reversal of an impairment loss is recognized up to the lesser of the recoverable amount or the carrying amount that would have been determined (net of amortization or depreciation) had no impairment loss been recognized for the CGU in prior years.

(h)	Reclamation and closure cost obligations

The Company’s mining and exploration activities are subject to various governmental laws and regulations relating to the protection of the environment. The Company has made, and intends to make in the future, expenditures to comply with such laws and regulations. The Company has recorded a liability and corresponding asset for the estimated future cost of reclamation and closure, including site rehabilitation and long-term treatment and monitoring costs, discounted to net present value. Such estimates are, however, subject to change based on negotiations with regulatory authorities, changes in laws and regulations or changes to market inputs to the decommissioning model.

The present value of estimated costs is recorded in the period in which the asset is installed or the environment is disturbed and a reasonable estimate of future costs and discount rates can be made. The provision is discounted using a risk-free rate and estimates of future cash flows are adjusted to reflect risk.

New Gold Inc. Notes to the consolidated financial statements December 31, 2011 (Tabular amounts expressed in thousands of United States dollars, except per share amounts)

2.	Summary of significant accounting policies (continued)

(h)	Reclamation and closure cost obligations (continued)

After the initial measurement, the obligation is adjusted to reflect the passage of time and changes in the estimated future cash flows underlying the obligation. The increase in the provision due to the passage of time is recognized in finance costs, whereas increases and decreases due to changes in the estimated future cash flows are capitalized and depreciated over the life of the related asset unless the amount deducted from the cost exceeds the carrying value of the asset, in which case the excess is recorded in net earnings. Actual costs incurred upon settlement of the site restoration obligation are charged against the provision to the extent the provision was established for those costs. Upon settlement of the liability, a gain or loss may be recorded in net earnings.

(i)	Income taxes

The income tax expense or benefit for the period consists of two components: current and deferred.

Current Tax

The tax currently payable is based on taxable earnings for the year. Taxable earnings differs from earnings before taxes due to items of income or expense that are taxable or deductible in other years and items that are never taxable or deductible. Current tax is calculated using tax rates and laws that were enacted or substantively enacted at the balance sheet date in each of the jurisdictions and includes any adjustments for taxes payable or recovery in respect of prior periods.

Deferred Tax

Deferred tax is recognized on temporary differences between the carrying amounts of assets and liabilities in the consolidated balance sheet and the corresponding tax bases used in the computation of taxable net earnings. Deferred tax is calculated based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, using tax rates that are expected to apply in the year of realization or settlement based on tax rates and laws enacted or substantively enacted at the balance sheet date.

Deferred tax liabilities are generally recorded for all taxable temporary differences. Deferred tax liabilities are recognized for taxable temporary differences arising on investments in subsidiaries, associates and joint ventures except where the reversal of the temporary difference can be controlled and it is probable that the difference will not reverse in the foreseeable future.

Deferred tax assets are generally recognized for all deductible temporary difference to the extent that it is probable that taxable earnings will be available against which those deductible temporary difference can be utilized. The carrying amount of deferred tax assets in reviewed at each balance sheet date and  reduced to the extent that it is no longer probable that it sufficient taxable profit will be available to allow all or part of the asset to be recovered.

Deferred tax assets and liabilities are not recognized if the temporary difference arises from goodwill or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

New Gold Inc. Notes to the consolidated financial statements December 31, 2011 (Tabular amounts expressed in thousands of United States dollars, except per share amounts)

2.	Summary of significant accounting policies (continued)

(i)	Income taxes (continued)

Deferred tax assets and liabilities are offset where they relate to income taxes levied by the same taxation authority and where the Company has the legal right and intent to offset.

The Company records foreign exchange gains and losses representing the impacts of movements in foreign exchange rates on the tax bases of non-monetary assets and liabilities which are denominated in foreign currencies. Foreign exchange gains and losses relating to deferred income taxes are included within foreign exchange gains in the Consolidated Statement of Earnings.

Current and deferred tax for the year

Current and deferred tax are recognized in net earnings except when they arise as a result of items recognized in other comprehensive income or directly in equity in the current or prior periods, in which case the related current and deferred income taxes are also recognized in other comprehensive income or directly in equity, respectively.

Government assistance and tax credits

Any federal or provincial tax credits received by the Company, with respect to exploration or development work conducted on any of its properties, are credited as a reduction to the carrying costs of the property to which the credits related. The Company records these tax credits when there is reasonable assurance with regards to collections and assessments as well as reasonable assurance that the Company will comply with the conditions associated to them and that the grants will be received.

(j)	Foreign currency translation

The individual financial statements of each Subsidiary or Associate are presented in the currency of the primary economic environment in which that entity operates (its functional currency). The functional currency of the Company and the presentation currency of the consolidated financial statements is the United States Dollar. The Company’s Mexican, Australian, and United States operations also have the United States Dollar as their functional currency. The functional currency of the Canadian development project (New Afton), and the exploration project (Blackwater) is the Canadian dollar.

Management determines the functional currency by examining the primary economic environment of each operating mine, development and exploration project. The Company considers the following factors in determining its functional currency:

•	The main influences of sales prices for goods and the country whose competitive forces and regulations mainly determine the sales price;
•	The currency that mainly influences labour, material and other costs of providing goods;
•	The currency in which funds from financing activities are generated; and
•	The currency in which receipts from operating activities are usually retained.

In preparing the functional currency financial statements of the Subsidiaries or Associates, transaction amounts denominated in foreign currencies (currencies other than the functional currency of the respective Subsidiary or Associate) are translated into the Company’s functional currency using exchange rates prevailing at the transaction dates.

New Gold Inc. Notes to the consolidated financial statements December 31, 2011 (Tabular amounts expressed in thousands of United States dollars, except per share amounts)

2.	Summary of significant accounting policies (continued)

(j)	Foreign currency translation (continued)

For entities with the Canadian dollar as its functional currency, carrying values of foreign currency assets and liabilities are translated at each statement of financial position date using the closing exchange rate on that date. Revenues and expenses are translated at exchange rates at the dates of the transactions or using a rate that approximates the exchange rates at the dates of the transactions. Gains and losses arising from translation of foreign currency assets and liabilities at each reporting period are included in the cumulative translation adjustment account in other comprehensive income.

(k)	Earnings per share

Earnings per share calculations are based on the weighted average number of common shares and common shares equivalents issued and outstanding during the year. Diluted earnings per share are calculated using the treasury stock method and if converted method, as applicable, which requires the calculation of diluted earnings per share by assuming that outstanding stock options, warrants and convertible debentures with an average market price that exceeds the average exercise prices of the options and warrants for the period, are exercised and the assumed proceeds are used to repurchase shares of the Company at the average market price of the common share for the period.

(l)	Revenue recognition

Revenue from the sale of metals and metals in concentrate is recognized when all the following conditions are satisfied:

•	the Company has transferred to the buyer the significant risks and rewards of ownership;
•	the Company retains neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold;
•	the amount of revenue can be measured reliably;
•	it is probable that the economic benefits associated with the transaction will flow to the entity; and
•	the costs incurred or to be incurred in respect of the transaction can be measured reliably

Revenue from the sale of metals in concentrate may be subject to adjustment upon final settlement of estimated metal prices, weights and assays. Adjustments to revenue for metal prices are recorded monthly and other adjustments are recorded on final settlement. Refining and treatment charges are netted against revenue for sales of metal concentrate.

(m)	Share-based payments

The Company maintains a Restricted Share Unit (“RSU”) plan and stock option plan for employees.

Cash-settled transactions, RSUs, are initially measured at fair value and recognized as an obligation at the grant date. The liabilities are re-measured to fair value at each reporting date up to and including the settlement date, with changes in fair value recognized in net earnings. The Company values the liabilities based on the change in the Company’s share price. RSU liabilities are included in provisions on the balance sheet, and changes in the fair value of the liabilities are recorded in the income statement.

New Gold Inc. Notes to the consolidated financial statements December 31, 2011 (Tabular amounts expressed in thousands of United States dollars, except per share amounts)

2.	Summary of significant accounting policies (continued)

(m)	Share-based payments (continued)

Equity-settled transactions with employees are measured by reference to the fair value at the grant date. Fair value is determined using a Black-Scholes option pricing model, which relies on estimates of the future risk-free interest rate, future dividend payments, future share price volatility and the expected average life of the options. The Company believes this model adequately captures the substantive features of the option awards and is appropriate to calculate their fair values. The fair value determined at grant date is recognized over the vesting period in accordance with vesting terms and conditions, with a corresponding increase to contributed surplus. The amount recognized as an expense is adjusted to reflect the number of awards for which the related service and non-market vesting conditions are expected to be met.

(n)	Non-derivative financial assets

The Company recognizes all financial assets initially at fair value and classifies them into one of the following four categories: held-to-maturity, available-for-sale (“AFS”), loans and receivables, or fair value through profit or loss (“FVTPL”). Financial assets held to maturity and loans and receivables are measured at amortized cost. Available-for-sale instruments are measured at fair value with unrealized gains and losses recognized in other comprehensive income. Instruments classified as FVTPL are measured at fair value with unrealized gains and losses recognized in net earnings.

The fair value of financial instruments traded in active markets (such as FVTPL and AFS securities) is based on quoted market prices at the date of the statement of financial position.  The quoted market price used for financial assets held by the Company is the last bid price of the day.

The Company has classified cash and cash equivalents, trade receivables and reclamation deposits as loans and receivables. Investments are classified as AFS, excluding asset backed notes which are classified as FVTPL.

Transaction costs related to financial assets classified as FVTPL are recognized immediately into net earnings. For financial instruments assets classified as other than as FVTPL, transaction costs are included in the initial carrying value of the instrument.

(o)	Non-derivative financial liabilities

Financial liabilities are classified as either financial liabilities at FVTPL or other financial liabilities. Financial liabilities classified as FVTPL are measured at fair value with unrealized gains and losses recognized in net earnings. Other financial liabilities including borrowings are initially measured at fair value net of transaction costs, and subsequently measured at amortized cost.

Trade and other payables, short-term borrowings and long-term debt are classified as other financial liabilities.  Provisions related to the RSU plan have been classified as FVTPL.

Transaction costs related to financial liabilities classified as FVTPL are recognized immediately into income. For financial liabilities classified as other than as FVTPL, transaction costs are included in the initial carrying value of the instrument.

New Gold Inc. Notes to the consolidated financial statements December 31, 2011 (Tabular amounts expressed in thousands of United States dollars, except per share amounts)

2.	Summary of significant accounting policies (continued)

(p)	Derivative instruments, including hedge accounting

Derivative instruments, including embedded derivatives, are recorded at fair values on initial recognition and at each subsequent reporting period. Any gains or losses arising from changes in fair value on derivatives that do not qualify for hedge accounting are recorded in net earnings.

The Company has entered into arrangements for the sale of gold. The Company has designated this derivative as a cash flow hedge. At the inception of a hedge relationship, the Company formally designates and documents the hedge relationship to which the Company wishes to apply hedge accounting and risk management objective and strategy for understanding the hedge. In addition, at the inception of the hedge and on an ongoing basis, the Company documents whether the hedging instrument is effective.

Gains and losses for the effective portion of the hedging instruments are included in other comprehensive income. Gains and losses for any ineffective portion of hedging instruments are included in net earnings. Amounts previously recognized in other comprehensive income and accumulated in equity are reclassified to profit or loss in the period when the hedged items is recognized in profit or loss in the same line of the income statement.

The Company’s share purchase warrants with Canadian dollar exercise prices are derivative liabilities and accordingly, they are recorded at fair value at each reporting period, with the gains or losses recorded in profit or loss for the period.

As described in Note 12 (a), the Company has Notes (as defined in Note 5(c) (i)) outstanding that contain an embedded derivative.

As described in Note 12 (b), the Company has Debentures (as defined in Note 5(c) (iii)) that can be converted to share capital at the option of the holder. This option is treated as an embedded derivative.

(q)	Trade and other receivables

Trade and other receivables are carried at amortized cost less impairment. Trade and other receivables are written off as they are determined to be uncollectible. No receivables were written off during the year ended December 31, 2011 or the year ended December 31, 2010.

(r)	Reclamation deposits

The Company maintains cash deposits that are restricted to the funding of reclamation costs. Reclamation deposits are designated as FVTPL, are recorded at fair value, and are classified as a non-current asset.

(s)	Leases

Leases are classified as finance leases when the terms of the lease transfer substantially all the risks and rewards incidental to ownership of the leased asset to the lessee. All other leases are classified as operating leases.

Operating lease payments are recognized as an expense on a straight-line basis over the lease term, except where another systematic basis is more representative of the time pattern in which economic benefits from the leased asset are consumed.

New Gold Inc. Notes to the consolidated financial statements December 31, 2011 (Tabular amounts expressed in thousands of United States dollars, except per share amounts)

3.	Future changes in accounting policies

Accounting standards effective January 1, 2012

(a)	Financial instruments disclosure

In October 2010, the International Accounting Standards Board (“IASB”) issued amendments to IFRS 7 - Financial Instruments: Disclosures that enhance the disclosure requirements in relation to transferred financial assets. The amendments are effective for annual periods beginning on or after July 1, 2011, with earlier application permitted. The Company does not anticipate this amendment to have a material impact on its consolidated financial statements.

(b)	Income taxes

In December 2010, the IASB issued an amendment to IAS 12 - Income Taxes that provides a solution to determining the recovery of investment properties as it relates to the accounting for deferred income taxes. This amendment is effective for annual periods beginning on or after January 1, 2012, with earlier application permitted. The Company does not anticipate this amendment to have a significant impact on its consolidated financial statements.

Accounting standards effective January 1, 2013

(a)	Consolidation

In May 2011, the IASB issued IFRS 10 - Consolidated Financial Statements (“IFRS 10”), which supersedes Standing Interpretations Committee standards (“SIC”) 12 and the requirements relating to consolidated financial statements in IAS 27 - Consolidated and Separate Financial Statements (“IAS 27”). IFRS 10 is effective for annual periods beginning on or after January 1, 2013, with earlier application permitted under certain circumstances. IFRS 10 establishes control as the basis for an investor to consolidate its investees; and defines control as an investor’s power over an investee with exposure, or rights, to variable returns from the investee and the ability to affect the investor’s returns through its power over the investee. In addition, the IASB issued IFRS 12 - Disclosure of Interests in Other Entities (“IFRS 12”) which combines and enhances the disclosure requirements for the Company’s subsidiaries, joint arrangements, associates and unconsolidated structured entities. The requirements of IFRS 12 include reporting of the nature of risks associated with the Company’s interests in other entities, and the effects of those interests on the Company’s consolidated financial statements. Concurrently with the issuance of IFRS 10, IAS 27 and IAS 28 - Investments in Associates (“IAS 28”) were revised and reissued as IAS 27 - Separate Financial Statements and IAS 28 - Investments in Associates and Joint Ventures to align with the new consolidation guidance. The Company is currently evaluating the impact that the above standards are expected to have on its consolidated financial statements.

New Gold Inc. Notes to the consolidated financial statements December 31, 2011 (Tabular amounts expressed in thousands of United States dollars, except per share amounts)

3.	Future changes in accounting policies (continued)

(b)	Joint arrangements

In May 2011, the IASB issued IFRS 11 - Joint Arrangements (“IFRS 11”), which supersedes IAS 31 - Interests in Joint Ventures and SIC 13 - Jointly Controlled Entities - Non-Monetary Contributions by Venturers. IFRS 11 is effective for annual periods beginning on or after January 1, 2013, with earlier application permitted under certain circumstances. Under IFRS 11, joint arrangements are classified as joint operations or joint ventures based on the rights and obligations of the parties to the joint arrangements. A joint operation is a joint arrangement whereby the parties that have joint control of the arrangement (“joint operators”) have rights to the assets, and obligations for the liabilities, relating to the arrangement. A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement (“joint venturers”) have rights to the net assets of the arrangement. IFRS 11 requires that a joint operator recognize its portion of assets, liabilities, revenues and expenses of a joint arrangement, while a joint venturer recognizes its investment in a joint arrangement using the equity method. The Company is currently evaluating the impact that IFRS 11 is expected to have on its consolidated financial statements.

(c)	Fair value measurement

In May 2011, as a result of the convergence project undertaken by the IASB and the US Financial Accounting Standards Board, to develop common requirements for measuring fair value and for disclosing information about fair value measurements, the IASB issued IFRS 13 - Fair Value Measurement (“IFRS 13”). IFRS 13 is effective for annual periods beginning on or after January 1, 2013, with earlier application permitted. IFRS 13 defines fair value and sets out a single framework for measuring fair value which is applicable to all IFRS that require or permit fair value measurements or disclosures about fair value measurements. IFRS 13 requires that when using a valuation technique to measure fair value, the use of relevant observable inputs should be maximized while unobservable inputs should be minimized. The Company does not anticipate the application of IFRS 13 to have a material impact on its consolidated financial statements.

(d)	Financial statement presentation

In June 2011, the IASB issued amendments to IAS 1 - Presentation of Financial Statements (“IAS 1”) that require an entity to group items presented in the Statement of Comprehensive Income on the basis of whether they may be reclassified to earnings subsequent to initial recognition. For those items presented before taxes, the amendments to IAS 1 also require that the taxes related to the two separate groups be presented separately. The amendments are effective for annual periods beginning on or after July 1, 2012, with earlier adoption permitted. The Company does not anticipate the application of the amendments to IAS 1 to have a material impact on its consolidated financial statements.

(e)	Stripping costs in the production phase of a mine

In October 2011, the IASB issued IFRIC 20 - Stripping Costs in the Production Phase of a Mine (“IFRIC 20”). IFRIC 20 clarifies the requirements for accounting for the costs of stripping activity in the production phase when two benefits accrue: (i) usable ore that can be used to produce inventory and (ii) improved access to further quantities of material that will be mined in future periods. IFRIC 20 is effective for annual periods beginning on or after January 1, 2013 with earlier application permitted and includes guidance on transition for pre-existing stripping assets. The Company is currently evaluating the impact the new guidance is expected to have on its consolidated financial statements.

New Gold Inc. Notes to the consolidated financial statements December 31, 2011 (Tabular amounts expressed in thousands of United States dollars, except per share amounts)

3.	Future changes in accounting policies (continued)

Accounting standards anticipated to be effective January 1, 2015

Financial instruments

The IASB intends to replace IAS 39 - Financial Instruments: Recognition and Measurement (“IAS 39”) in its entirety with IFRS 9 - Financial Instruments (“IFRS 9”) in three main phases. IFRS 9 will be the new standard for the financial reporting of financial instruments that is principles-based and less complex than IAS 39. In November 2009 and October 2010, phase 1 of IFRS 9 was issued and amended, respectively, which addressed the classification and measurement of financial assets and financial liabilities. IFRS 9 requires that all financial assets be classified as subsequently measured at amortized cost or at fair value based on the Company’s business model for managing financial assets and the contractual cash flow characteristics of the financial assets. Financial liabilities are classified as subsequently measured at amortized cost except for financial liabilities classified as at FVTPL, financial guarantees and certain other exceptions. On July 22, 2011, the IASB agreed to defer the mandatory effective date of IFRS 9 from annual periods beginning on or after January 1, 2013 (with earlier application permitted) to annual periods beginning on or after January 1, 2015 (with earlier application still permitted). The IASB proposed the deferral of IFRS 9 in an exposure draft with a 60 day comment period which ended on October 21, 2011. The Company is currently evaluating the impact the final standard is expected to have on its consolidated financial statements.

4.	Asset Acquisitions

For the purposes of these consolidated financial statements, the three asset acquisitions that occurred in 2011:

•	Richfield Venture Corp.;
•	Geo Minerals Ltd.; and
•	Silver Quest Resources Ltd.

Have been accounted for as a purchase of assets and assumption of liabilities by the Company. The transactions do not qualify as a business combination under IFRS 3R Business Combinations, as the significant inputs and processes that constitute a business were not identified. Therefore the transactions were treated as asset acquisitions. The purchase consideration has been allocated to the fair value of the assets acquired and liabilities assumed based on management’s best estimate and available information at the time of acquisition.

(a)	Richfield Venture Corp.

On April 4, 2011, the Company announced that it had entered into a definitive agreement whereby the Company would acquire, through a plan of arrangement (“Arrangement”), all of the outstanding common shares of Richfield Ventures Corp. (“Richfield”). Under the terms of the Arrangement, each Richfield shareholder would receive 0.9217 of a New Gold share and a nominal cash payment of Cdn$0.0001 for each Richfield share held. The acquisition was granted final court approval on May 31, 2011. The effective date of the Arrangement was June 1, 2011.

The Company issued 48,611,979 common shares to Richfield shareholders and were valued at Cdn$9.75 per share. The value per share was determined using the June 1, 2011 opening share price of New Gold.

New Gold Inc. Notes to the consolidated financial statements December 31, 2011 (Tabular amounts expressed in thousands of United States dollars, except per share amounts)

4.	Asset Acquisitions (continued)

(a)	Richfield Venture Corp. (continued)

The allocation of the purchase price based on the consideration paid and on Richfield net assets acquired as of June 1, 2011 is as follows:

$
Issuance of New Gold shares (48,611,979 common shares)	487,906
Acquisition costs	5,764
Purchase consideration	493,670

Net assets acquired
Net working capital (including cash of $24,415)	21,235
Plant and equipment	2,604
Blackwater project	465,290
Deferred tax asset	4,221
Other assets	320
493,670

(b)	Geo Minerals Ltd.

On October 17, 2011, the Company announced that it had entered into a definitive agreement whereby the Company would acquire, through a plan of arrangement, all of the outstanding common shares of Geo Minerals Ltd. (“Geo Minerals”). Under the terms of the Arrangement, each Geo Mineral shareholder would receive Cdn$0.16 for each share held. The Arrangement was granted final court approval on December 16, 2011. The effective date of the Arrangement was December 21, 2011. The purchase of Geo Minerals was to consolidate land ownership in the Blackwater project.

The allocation of the purchase price based on the consideration paid and on Geo Minerals net assets acquired as of December 21, 2011 is as follows:

$
Cash consideration	21,158
Acquisition costs	387
Purchase consideration	21,545

Net assets acquired
Net working capital (including cash of $3,492)	3,342
Mineral interest	18,087
Other assets	116
21,545

New Gold Inc. Notes to the consolidated financial statements December 31, 2011 (Tabular amounts expressed in thousands of United States dollars, except per share amounts)

4.	Asset Acquisitions (continued)

(c)	Silver Quest Resources Ltd.

On November 23, 2011, the Company announced that it had entered into a definitive agreement whereby the Company would acquire, through a plan of arrangement, all of the outstanding common shares of Silver Quest Resources Ltd. (“Silver Quest”). Under the terms of the Arrangement, each Silver Quest shareholder would receive 0.09 of a New Gold share and a nominal cash payment of Cdn$0.0001 for each Silver Quest share held. The Company further agreed to additional cash consideration of $5.6 million to fund the spun out entity Independence Gold Corp. The Arrangement was granted final court approval on December 16, 2011. The effective date of the Arrangement was December 23, 2011. The purchase of Silver Quest was to consolidate land ownership in the Blackwater project.

The Company issued 10,512,496 common shares to Silver Quest shareholders and were valued at Cdn$10.27 per share. The value per share was determined using the December 23, 2011 opening share price of New Gold.

The allocation of the purchase price based on the consideration paid and on Silver Quest net assets acquired as of December 23, 2011 is as follows:

$
Issuance of New Gold shares (10,512,496 common shares)	105,761
Cash consideration	5,297
Acquisition costs	2,682
Purchase consideration	113,740

Net assets acquired
Net working capital (including cash of $nil)	249
Mining interest	114,353
Other net liabilities	(862
113,740

5.	Expenses

(a)	Operating expenses by nature

Operating expenses by nature for the years ended December 31, are as follows:

	2011	2010
	$	$
Raw materials and consumables	132,971	106,665
Salaries and employee benefits	72,481	60,860
Repairs and maintenance	19,889	19,589
Contractors	24,058	17,129
Royalties	15,703	12,124
Shipping costs	603	391
Change in inventories and work in progress	(14,466)	(10,737)
Operating leases	32,377	25,350
General and administrative	17,856	14,540
Other	2,306	1,862
	303,778	247,773

New Gold Inc. Notes to the consolidated financial statements December 31, 2011 (Tabular amounts expressed in thousands of United States dollars, except per share amounts)

5.	Expenses (continued)

	(b)	Finance costs and income

The following table summarizes finance costs and income for the years ended December 31.

	2011	2010
	$	$
Finance costs:
Interest on convertible debentures	5,937	5,813
Interest on senior notes	19,727	20,077
Other interest	1,232	799
Unwinding of the discount on
decommissioning obligations	1,551	1,424
Other finance costs	2,359	148
	30,806	28,261
Less: amounts included in
cost of qualifying assets	(25,664)	(25,890)
	5,142	2,371

Finance income:
Interest income	3,589	3,258

(c)	Other gains and losses

The following table summarizes other gains and (losses) for the years ended December 31.

		2011	2010
		$	$
Fair value change of
embedded derivative in Notes	i	11,118	7,679
Gains on FVTPL financial assets		1,349	48,838
Ineffectiveness on hedging instruments	ii	(6,611)	-
Fair value change of non-hedged derivatives	iii	(18,347)	(113,336)
Gain (loss) on foreign exchange		7,122	(9,675)
Other		(2,485)	(3,767)
		(7,854)	(70,261)

(i)	Fair value change of embedded derivative in Notes

The Company has the right to redeem the senior secured notes (“Notes”), as described in Note 12 (a) in whole or in part at any time prior to June 27, 2017 at a price ranging from 120% to 100% (decreasing based on the length of time the Notes are outstanding) of the principal amount of the Notes to be redeemed.  At December 31, 2011, the redemption price was 105% and is scheduled to decrease to 104% on June 28, 2012.  The early redemption feature in the Notes qualifies as an embedded derivative that must be bifurcated for reporting purposes. At December 31, 2011, the fair value of the non-hedged derivative asset was $18.8 million (2010 - $7.7 million).

New Gold Inc. Notes to the consolidated financial statements December 31, 2011 (Tabular amounts expressed in thousands of United States dollars, except per share amounts)

5.	Expenses (continued)

	(c)	Other gains and losses

	(ii)	Ineffectiveness of hedging instruments

The Company has gold forward sales contracts that commenced in July 2008 representing a commitment of 5,500 ounces per month ending in December 2014 (as described in Note 13 (a)). The effective portion of gold contracts is recorded in other comprehensive income until the forecasted gold sale impacts earnings. The ineffective portion is recorded in other gains and losses in the current period. The ineffective portion has resulted in a loss of $6.6 million for the year ended December 31, 2011 (2010 - $nil).

(iii)	Fair value change of non-hedged derivatives

Conversion option on Debentures

The Company issued 55,000 convertible debentures (“Debentures”) in 2007, as described in Note 12 (b). The Debentures are classified as compound financial instruments for accounting purposes because of the holder conversion option. The conversion option is treated as a derivative liability measured at fair value on initial recognition, and is subsequently re-measured at fair value at the end of each reporting period. Unrealized gains or losses are recognized in net earnings. At December 31, 2011, the fair value of the derivative liability was $24.0 million (Cdn$24.3 million) (2010 - $29.4 million (Cdn$29.3 million)). The change in the fair value resulted in a gain of $5.1 million recorded in earnings for the year ended December 31, 2011 (2010 – $20.8 million loss). The debt component is measured at amortized cost and is accreted over the expected term to maturity using the effective interest method.

Warrants

The Company has outstanding share purchase warrants (“Warrants”), as described in Note 13 (b). The Warrants have an exercise price denominated in a currency other than the Company’s functional currency and are classified as a derivative liability. The Warrants are measured at fair value on initial recognition, and subsequently re-measured at fair value through profit or loss at the end of each period and is recorded in non-hedged derivatives. At December 31, 2011, the fair value of the current and non-current portion of the derivative liability was $142.6 million (Cdn$145.0 million) (2010 - $125.9 million (Cdn$125.3 million)). At December 31, 2011 the fair value of the current portion was $53.3 million (Cdn$54.2 million) (2010 - $nil). The change in the fair value resulted in a loss of $23.5 million and a foreign exchange gain of $6.8 million recorded in net earnings for the year ended December 31, 2011 (2010 – loss of $92.6 million).

The Company assumed $1.0 million (Cdn$1.0 million) of warrants in the Silver Quest asset acquisition transaction (Note 4 (c)) on December 23, 2011. The warrants have an exercise price denominated in a currency other than the Company’s functional current and are classified as a derivative liability. The change in the fair value was $nil for the year ended December 31, 2011.

New Gold Inc. Notes to the consolidated financial statements December 31, 2011 (Tabular amounts expressed in thousands of United States dollars, except per share amounts)

6.	Trade and other receivables

	December 31	December 31	January 1
	2011	2010	2010
	$	$	$

Trade receivables	6,684	3,700	4,145
Sales tax receivable	29,161	7,723	5,424
Other receivables	1,727	506	776
	37,572	11,929	10,345

7.	Trade and other payables

	December 31	December 31	January 1
	2011	2010	2010
	$	$	$

Trade payables	26,974	19,542	13,452
Accruals	69,137	48,388	23,933
Current portion of decommissioning obligations	4,326	1,315	614
	100,437	69,245	37,999

8.	Inventories

	December 31	December 31	January 1
	2011	2010	2010
	$	$	$

Heap leach ore	87,838	61,738	58,169
Work-in-process	13,710	21,623	13,907
Finished goods	4,611	5,506	4,819
Stockpiled ore	79	79	55
Supplies	20,505	14,109	9,349
	126,743	103,055	86,299
Less: non-current inventories	20,253	-	-
	106,490	103,055	86,299

The amount of inventories recognized in operating expenses for the year ended December 31, 2011 was $285.4 million (2010 - $238.0 million).  There were no write-downs or reversals of write-downs during the period. Heap leach Inventories of $20.3 million (2010- $nil) are expected to be recovered after one year.

9.	Investments

(a)	Available for sale securities

The Company acquired 1.4 million common shares of GeoNovus Minerals Corp. (“GeoNovus”). GeoNovus is a publicly traded junior exploration company listed on the TSX Venture Exchange. The common shares were acquired pursuant to the Geo Minerals transaction. The fair value of the GeoNovus shares received on the transaction date of December 21, 2011 was $0.2 million. The shares were initially valued as part of the asset acquisition, with subsequent revaluations based on the bid price. The Company designated the investment in GeoNovus as an available-for-sale financial asset with the changes in the fair value being included in other comprehensive income. At December 31, 2011 the fair value of the shares were $0.1 million with a loss of $0.1 million recorded in other comprehensive income.

New Gold Inc. Notes to the consolidated financial statements December 31, 2011 (Tabular amounts expressed in thousands of United States dollars, except per share amounts)

9.	Investments (continued)

(a)	Available for sale securities (continued)

The Company acquired 4.3 million common shares of Independence Gold Corp. (“Independence”). Independence is a publicly traded junior exploration company listed on the TSX Venture Exchange. The common shares were acquired pursuant to the Silver Quest transaction. The fair value of the Independence shares received on the transaction date of December 23, 2011 was $3.4 million. The shares were initially valued as part of the asset acquisition, with subsequent revaluations based on the bid price. The Company designated the investment in Independence as an available-for-sale financial asset with the changes in the fair value being included in other comprehensive income (loss). At December 31, 2011 the fair value of the shares were $1.7 million with a loss of $1.7 million recorded in other comprehensive income.

The Company acquired 115 million shares of Beadell Resources Limited (“Beadell”) as partial consideration for the sale of our interest in Amapari on April 13, 2010 (Note 10). Beadell is an Australian listed gold-focused company with exploration and development assets in Western Australia and Brazil. Beadell’s shares are publicly traded on the Australian Stock Exchange. The Company held approximately 18.5% of Beadell’s outstanding shares as a result of the Amapari disposition. As a condition of closing, the Company was restricted from trading the shares for a period of one year due to a voluntary escrow arrangement. The Company designated the investment in Beadell as an available-for-sale financial asset with the changes in the fair value being included in other comprehensive income.

The fair value of the Beadell shares received on the transaction date of April 13, 2010 was $18.6 million. The shares were valued using the Beadell ask price on April 13, 2010, with subsequent revaluations based on the bid price. On December 1, 2010, the Company sold the 115 million shares, with Beadell’s consent to release the shares from the escrow arrangement, for total net proceeds of $58.4 million resulting in a gain on sale of $39.7 million which was included in net earnings for the year ended December 31, 2010.

(b)	Asset backed notes

At December 31, 2010 the Company owned $21 million (Cdn$20.9 million) of face value long-term asset backed notes (“AB Notes”). These AB Notes were issued as replacement of asset backed commercial paper (“ABCP”) formerly held by the Company. When the ABCP matured but was not redeemed in 2007, it became the subject of a restructuring process that replaced the ABCP with long-term asset backed securities. The restructuring was completed and the AB Notes were issued on January 21, 2009.  The Company designated the investments as FVTPL financial instruments.

In January 2010, the Company disposed of its remaining MAV 2 A1 and A2 Notes which had a face value of $79.4 million (Cdn$83.1 million) for proceeds of $48.1 million (Cdn$49.9 million) and a realized gain of $2.5 million. The AB Notes are recorded at their estimated fair value with the resulting changes in fair value being included in net earnings as the AB Notes have been designated as held-for-trading. At December 31, 2010 an unrealized gain of $6.6 million was recorded in net earnings of the remaining AB Notes.

In February 2011, the Company disposed of its remaining $21 million face value AB Notes, which had a fair value of $7.5 million at December 31, 2010, for proceeds of $8.9 million. The realized gain of $1.3 million was recorded in other gains and losses. At December 31, 2011, the Company no longer had a position in AB Notes.

New Gold Inc. Notes to the consolidated financial statements December 31, 2011 (Tabular amounts expressed in thousands of United States dollars, except per share amounts)

10.	Operations held for sale

On January 2, 2009, the Company placed Amapari on care and maintenance. Mining at Amapari was suspended and leaching of stacked material continued until April 2009 at which time leaching operations were suspended. On January 27, 2010, the Company announced the signing of an agreement to sell its Brazilian subsidiary Mineracao Pedra Branca do Amapari Ltda., which held Amapari and other related assets, to Beadell. The transaction closed on April 13, 2010.  Proceeds to the Company were $37.0 million in cash and 115 million Beadell shares valued at $18.6 million. As a condition of closing, the Company was restricted from trading the shares for a period of one year due to a voluntary escrow arrangement. On December 1, 2010, the Company sold the 115 million shares, with Beadell’s consent, for proceeds of $58.4 million and recorded a gain on sale of $39.7 million (Note 9 (a)). The Company recorded an after tax loss of $9.9 million on disposition of its interest in Amapari, net of pre-tax transaction costs of $1.5 million.

11.	Mining interests

	Mining Properties
	Depletable	Non depletable	Plant and equipment	Construction in Progress	Exploration and evaluation	Total
	$	$	$	$		$
Cost
As at January 1, 2010	528,155	865,448	69,980	19	25,388	1,788,990
Additions	13,665	93,959	5,219	1,787	-	184,630
Disposals	-	-	(5,362)	-	-	(5,362)
Impairment	-	-	-	-	(15,728)	(15,728)
Transfers	16,250	(16,250)	-	-	-	-
Foreign exchange translation	-	20,965	4,622	-	-	25,587
As at December 31, 2010	558,070	964,122	444,459	1,806	9,660	1,978,117
Additions	29,484	190,398	207,252	13,547	623,942	1,064,623
Disposals	-	-	(4,323)	-	-	(4,323)
Transfers	25,140	(26,998)	7,629	(5,771)	-	-
Foreign exchange translation	-	(3,518)	(14,227)	-	(28,925)	(46,670)
As at December 31, 2011	612,694	1,124,004	640,790	9,582	604,677	2,991,747

Accumulated depreciation
As at January 1, 2010	54,744	-	69,683	-	-	124,427
Depreciation for the period	58,732	-	31,149	-	-	89,881
Disposals	-	-	(3,431)	-	-	(3,431)
As at December 31, 2010	113,476	-	97,401	-	-	210,877
Depreciation for the period	48,610	-	40,697	-	-	89,307
Disposals	-	-	(2,993)	-	-	(2,993)
Foreign exchange translation	-	-	(741)	-	-	(741)
As at December 31, 2011	162,086	-	134,364	-	-	296,450

Carrying amount
As at January 1, 2010	473,411	865,448	300,297	19	25,388	1,664,563
As at December 31, 2010	444,594	964,122	347,058	1,806	9,660	1,767,240
As at December 31, 2011	450,608	1,124,004	506,426	9,582	604,677	2,695,297

New Gold Inc. Notes to the consolidated financial statements December 31, 2011 (Tabular amounts expressed in thousands of United States dollars, except per share amounts)

11.	Mining interests (continued)

The Company capitalized $25.7 million of interest for the years ended December 31, 2011 (2010 - $25.9 million) related to the New Afton project.

A summary of carrying amount by property is as follows:

			Mining properties
		Non-		Plant and	December 31
	Depletable	depletable	Total	equipment	2011
	$	$	$	$	$

Mesquite Mine	172,209	30,913	203,122	101,117	304,239
Cerro San Pedro Mine	187,584	77,910	265,494	76,700	342,194
Peak Mine	90,815	47,855	138,670	85,935	224,605
New Afton Project	-	586,634	586,634	217,304	803,938
El Morro Project	-	390,274	390,274	-	390,274
Blackwater Project	-	595,017	595,017	23,620	618,637
Other projects	-	9,660	9,660	-	9,660
Corporate	-	-	-	1,750	1,750
	450,608	1,738,263	2,188,871	506,426	2,695,297

			Mining properties
		Non-		Plant and	December 31
	Depletable	depletable	Total	equipment	2010
	$	$	$	$	$

Mesquite Mine	168,068	46,485	214,553	98,826	313,379
Cerro San Pedro Mine	204,144	82,927	287,071	73,203	360,274
Peak Mine	72,382	46,671	119,053	68,934	187,987
New Afton Project	-	420,912	420,912	104,934	525,846
El Morro Project	-	368,933	368,933	-	368,933
Other projects	-	9,660	9,660	-	9,660
Corporate	-	-	-	1,161	1,161
	444,594	975,588	1,420,182	347,058	1,767,240

			Mining properties
		Non-		Plant and	January 1
	Depletable	depletable	Total	equipment	2010
	$	$	$	$	$

Mesquite Mine	182,231	44,566	226,797	97,235	324,032
Cerro San Pedro Mine	233,696	84,779	318,475	66,208	384,683
Peak Mine	57,484	61,506	118,990	57,251	176,241
New Afton Project	-	310,079	310,079	78,581	388,660
El Morro Project	-	364,537	364,537	-	364,537
Other projects	-	25,388	25,388	-	25,388
Corporate	-	-	-	1,022	1,022
	473,411	890,855	1,364,266	300,297	1,664,563

During the year ended December 31, 2011 the Company reviewed external and internal indicators for impairment and concluded that no indicators of impairment existed. In 2010, the Company determined that the carrying value of the Liberty Bell project in central Alaska could no longer be supported. Drilling results in 2010 did not warrant further exploration at Liberty Bell. The drilling was discontinued and therefore an impairment charge of $15.7 million was recorded in net earnings to reduce the carrying value of the Liberty Bell project to $nil.

New Gold Inc. Notes to the consolidated financial statements December 31, 2011 (Tabular amounts expressed in thousands of United States dollars, except per share amounts)

12.	Long-term debt

Long-term debt consists of the following:

		December 31	December 31	January 1
		2011	2010	2010
		$	$	$

Senior secured notes	a	176,560	179,197	169,044
Subordinated convertible debentures	b	44,923	42,635	37,609
Term loan facility	c	-	-	27,235
El Morro project funding loan	d	30,181	8,052	3,656
Revolving credit facility	e	-	-	-
		251,664	229,884	237,544
Less: current portion of long-term debt		-	-	(12,088)
		251,664	229,884	225,456

(a)	Senior secured notes

The face value of the Notes at December 31, 2011 was $183.9 million (Cdn$187.0 million) (2010 - $184.1 million (Cdn$187.0 million)). The Notes are denominated in Canadian dollars, mature and become due and payable on June 28, 2017, and bear interest at the rate of 10% per annum. Interest is payable in arrears in equal semi-annual installments on January 1 and July 1 in each year.

The Notes are secured by a charge on the assets comprising and relating to the Company’s New Afton Project. The senior secured note agreement requires the Company to comply with certain reporting and other non-financial covenants.

The Company has the right to redeem the Notes in whole or in part at any time prior to June 27, 2017 at a price ranging from 120% to 100% (decreasing based on the length of time the Notes are outstanding) of the principal amount of the Notes to be redeemed.  At December 31, 2011, the redemption price was 105% and is scheduled to decrease to 104% on June 28, 2012.  The early redemption feature in the Notes qualifies as an embedded derivative that must be bifurcated for reporting purposes. At December 31, 2011, the fair value of the derivative asset was determined to be $18.8 million (2010 - $7.7 million). The change in the fair value has resulted in a gain of $11.1 million recorded in earnings for the year ended December 31, 2011 (2010 - $7.7 million gain).

(b)	Subordinated convertible debentures

The face value of the Debentures at December 31, 2011 was $54.1 million (Cdn$55.0 million) (2010 - $54.2 million (Cdn$55.0 million)).

In 2007, the Company issued 55,000 Debentures for an aggregate principal amount of Cdn$55.0 million. The Debentures are denominated in Canadian dollars, were issued pursuant to a Debenture Indenture dated June 28, 2007 (the “Debenture Indenture”), each have a principal amount of $1,000, bear interest at a rate of 5% per annum and are convertible by the holders into common shares of the Company at any time up to June 28, 2014 at a conversion price of Cdn$9.35 per share.

New Gold Inc. Notes to the consolidated financial statements December 31, 2011 (Tabular amounts expressed in thousands of United States dollars, except per share amounts)

12.	Long-term debt (continued)

(b)	Subordinated convertible debentures (continued)

From January 1, 2012, if the Current Market Price of the Company’s shares is at least 125% of the conversion price (Cdn$11.69 per share), the Company may give notice that it will redeem the Debentures. Redemption would take place 40-60 days following the issue of notice. The Current Market Price is defined as the volume weighted average price on the Toronto Stock Exchange, for the 30 trading days ending 5 days before the relevant date. The terms of the Company’s Senior Secured Notes do not allow redemption of the Debentures for cash, and therefore in the event that the current market price reaches the required level and the company elects to redeem the Debentures, payment would take place in the form of shares.

The Debentures are classified as compound financial instruments for accounting purposes because of the holder conversion option. The conversion option is treated as a derivative liability and was measured at fair value on initial recognition, and is subsequently re-measured at fair value through profit or loss at the end of each period and is recorded in non-hedged derivative liabilities. At December 31, 2011, the fair value of the derivative liability was $24.0 million (2010 - $29.4 million). The change in the fair value has resulted in a gain of $5.1 million recorded in earnings for the year ended December 31, 2011 (2010 – $20.8 million loss). The debt component is measured at amortized cost and is accreted over the expected term to maturity using the effective interest method.

Interest is payable in arrears in equal semi-annual installments on January 1 and July 1 in each year. The Debenture Indenture provides that in the event of a change of control of the Company, as defined therein, where 10% or more of the aggregate purchase consideration is cash, the Company must offer to either: (i) redeem the outstanding Debentures at a redemption price equal to 100% of the principal amount, plus accrued and unpaid interest up to but excluding the date of redemption; or, (ii) convert the outstanding Debentures into common shares at conversion prices ranging from Cdn$7.48 at inception to Cdn$9.35, based on a time formula specified in the Debenture Indenture. The Debentures are subordinate to the Notes and any secured indebtedness incurred subsequent to the issue of the Debentures.

The Debenture Indenture requires the Company to comply with certain reporting and other non-financial covenants. The debentures are unsecured and subordinate to the notes and any secured indebtedness incurred subsequent to the issue of the debentures.

(c)	Term loan facility

As part of the business combination with Western Goldfields Inc. (“Western Goldfields”) in 2009, the Company acquired a term loan facility with a syndicate of banks under which the Company could borrow up to $105.0 million in connection with the development of the Mesquite Mine. The term of the facility was until December 31, 2014 and comprised a multiple-draw term loan of which $86.3 million was drawn for the development of the Mesquite Mine. The facility was secured by all of the assets of the Company’s wholly-owned subsidiary, Western Mesquite Mines, Inc. (“WMMI”), and a pledge of the shares of WMMI owned by the Company. In addition, until reaching a defined completion point, the facility was guaranteed by Western Goldfields.

New Gold Inc. Notes to the consolidated financial statements December 31, 2011 (Tabular amounts expressed in thousands of United States dollars, except per share amounts)

12.	Long-term debt (continued)

(c)	Term loan facility (continued)

On February 26, 2010 the Company retired the term loan facility by paying the total outstanding principal of $27.2 million. The gold hedge extends to the end of 2014 and the related security and covenants have been released by the term loan facility syndicate of banks on December 14, 2010 when New Gold entered into a new revolving credit facility (Note 12 (e)). The gold hedge is now secured under the new revolving credit facility and shares in security, on a pari passu basis, with the syndicate of banks providing the revolving credit facility. The hedge will remain in place until the hedge is monetized or delivered until the end of 2014 at 5,500 ounces per month at $801 per ounce. The total commitment at December 31, 2011 is 198,000 ounces.

(d)	El Morro Project funding loan

The Company owns a 30% interest (held through its wholly owned subsidiary Datawave Sciences Inc.) in the El Morro Project which is a development copper-gold project located in the Atacama region of north-central Chile.

On January 7, 2010, New Gold’s wholly owned subsidiary Datawave Sciences Inc. (“Datawave”) provided notice to Xstrata Copper Chile S.A. (“Xstrata”) of the exercise of its right of first refusal to acquire Xstrata’s 70% interest in the El Morro Project for $463.0 million. Datawave held a right of first refusal over Xstrata’s 70% interest, which came into effect when an agreement between Barrick Gold Corporation (“Barrick”) and Xstrata was announced October 12, 2009. A subsidiary of Goldcorp Inc. (“Goldcorp”) loaned $463.0 million to a Datawave subsidiary to fund the exercise of the right of first refusal.  After acquisition of Xstrata’s 70% interest by the Datawave subsidiary, Datawave sold that subsidiary to a subsidiary of Goldcorp.

Concurrent with this sale, Datawave received a $50.0 million payment and the parties amended the terms of the existing shareholders’ agreement. Under the revised shareholders agreement, Goldcorp (through its subsidiary) agreed to fund 100% of Datawave’s share of the development and construction capital for the El Morro Project which is currently estimated at $3.9 billion.

On January 13, 2010, New Gold received a Statement of Claim filed by Barrick in the Ontario Superior Court of Justice, against New Gold, Goldcorp, and affiliated subsidiaries. A Fresh Amended Statement of Claim was received in August 2010 which included Xstrata and affiliated subsidiaries as defendants. The claim relates to Datawave’s exercise of its right of first refusal with respect to the El Morro Project. New Gold believes the claim is without merit and is defending this action using all available legal avenues.

As at December 31, 2011 the interest rate was locked in at 4.58%. Datawave will be entitled to a penalty payment of $1.5 million per month up to a maximum of $36.0 million if the construction on the El Morro Project does not commence within 60 days of receipt of required permits and approvals.

Prior to completion of the Agreement with Goldcorp on February 16, 2010, Xstrata had agreed to fund 70% of the Company’s program funding commitments on El Morro until commencement of commercial production. These amounts, plus interest, would be repaid out of 80% of the Company’s distributions once El Morro was in production.

New Gold Inc. Notes to the consolidated financial statements December 31, 2011 (Tabular amounts expressed in thousands of United States dollars, except per share amounts)

12.	Long-term debt (continued)

(d)	El Morro Project funding loan (continued)

Interest was based on the lower of the Xstrata cost of financing plus 100 basis points and the Chilean prescribed government rate and was compounded monthly. As of December 31, 2009, Xstrata had funded $3.7 million of the Company’s funding commitments. Under the Agreement, Goldcorp has agreed to fund 100% of the Company’s El Morro funding commitments until commencement of commercial production.  These amounts, plus interest, will be repaid out of 80% of the Company’s distributions once El Morro is in production.

As at December 31, 2011 the interest rate on the Company’s share of the capital funded by Goldcorp was locked in at 4.58% (and is compounded monthly). Goldcorp assumed this loan at the new, lower interest rate from February 16, 2010. As at December 31, 2011, the outstanding loan balance was $30.2 million including accrued interest. For the year ended December 31, 2011, non-cash investing activities were $21.3 million (2010 - $4.3 million) excluding accrued interest, and represent the Company’s share of contributions to the El Morro project funded by the operator. The loan is secured against all rights and interests of the Company’s El Morro subsidiaries, including a pledge of the El Morro shares, which means recourse is limited to the Company’s investment in El Morro.

(e)	Revolving credit facility

On December 14, 2010, the Company entered into an agreement for a $150.0 million revolving credit facility (“Facility”) with a syndicate of banks. The amount of the Facility will be reduced by $50.0 million if the Cerro San Pedro Mine is not operational for 45 consecutive days due to any injunction, order, judgment or other determination of an official body in Mexico as a result of any disputes now or hereafter before an official body in Mexico with jurisdiction to settle such a dispute. However, the full $50.0 million of credit will be reinstated if operations at the Cerro San Pedro Mine resume in accordance with the mine plan for 45 consecutive days and no similar disruption event occurs during this period. The Facility is for general corporate purposes, including acquisitions. The Facility, which is secured on the Company’s material assets (excluding the New Afton and El Morro Project assets) and a pledge of certain subsidiary’s shares, has a term of three years with annual extensions permitted. The Facility contains various covenants customary for a loan facility of this nature, including limits on indebtedness, asset sales and liens. Significant financial covenants are as follows:

Minimum tangible net worth	$1.38 billion at December 31, 2011 + 25% of positive quarterly net income

Minimum interest coverage ratio	4.0:1.0
(EBITDA to interest)

Maximum leverage ratio	3.0:1.0
(Debt to EBITDA)

The Company is in compliance with these covenants at December 31, 2011.

The interest margin on drawings under the Facility ranges from 2.00% to 4.25% over LIBOR, the Prime Rate or the Base Rate, based on the Company’s debt to EBITDA ratio (the Debentures are not considered debt for covenant purposes) and the currency and type of credit selected by the Company.  The standby fees on undrawn amounts under the Facility range between 0.75% and 1.06% depending on the Company’s debt to EBITDA ratio.

New Gold Inc. Notes to the consolidated financial statements December 31, 2011 (Tabular amounts expressed in thousands of United States dollars, except per share amounts)

12.	Long-term debt (continued)

(e)	Revolving credit facility (continued)

As at December 31, 2011, the Company has not drawn any funds under the Facility, however the Facility has been used to issue letters of credit of A$10.2 million for Peak Mines’ reclamation bond for the state of New South Wales, Cdn$9.5 million for New Afton’s commitment to B.C. Hydro for power and transmission construction work (the B.C. Hydro letter of credit will be released over time as New Afton consumes and pays for power in the early period of operations) and Cdn$8.0 million for New Afton’s reclamation requirements. In exchange for the letter of credit, the B.C. Ministry of Energy, Mines and Petroleum has released the Cdn$8.0 million New Afton reclamation deposit back to the Company in February  2011.

13.	Derivative instruments

The following tables summarize derivative assets and liabilities designated as hedging instruments:

	December 31	December 31	January 1
	2011	2010	2010
	$	$	$
Asset
Fuel contracts	-	-	706

Less: current derivative assets	-	-	(706)
	-	-	-

Liability
Gold contracts	141,591	153,375	95,986

Less: current derivative liabilities	(49,184)	(40,072)	(19,206)
	92,407	113,303	76,780

The following table summarizes realized derivative losses for the years ended December 31.

	2011	2010
	$	$
Derivatives designated as hedging instruments
Gold hedging contracts	(41,651)	(20,035)
Fuel contracts	-	(5)
	(41,651)	(20,040)

Realized gains (losses) on derivatives not in a hedging relationship are recorded in other income. Realized gains (losses) on derivatives in a qualifying hedge relationship are classified as revenue for gold hedging contracts and operating expenses for fuel hedging contracts.

New Gold Inc. Notes to the consolidated financial statements December 31, 2011 (Tabular amounts expressed in thousands of United States dollars, except per share amounts)

13.	Derivative instruments (continued)

The following table summarizes unrealized derivative (losses) gains for the years ended December 31.

	2011	2010
	$	$
Derivatives not classified as hedging instruments for
accounting purposes
Share purchase warrants	(23,496)	(92,551)
Conversion option on convertible debentures	5,149	(20,785)
Prepayment option embedded derivative	11,118	7,679
	(7,229)	(105,657)

For the years ended December 31, 2011 and 2010 there were no unrealized derivative gains (losses) recorded in earnings for derivatives classified as hedging instruments for accounting purposes.

The following table summarizes derivative gains (losses) in other comprehensive income for the years ended December 31.

	2011	2010
	$	$
Effective portion of change in fair value of hedging
instruments
Gold hedging contracts - unrealized	(32,051)	(85,849)
Gold hedging contracts - realized	41,651	20,035
Fuel contracts	-	(366)
Deferred income tax	(3,834)	27,572
	5,766	(38,608)

For the year ended December 31, 2011 there were no unrealized derivative gains or losses recorded in net earnings for derivatives classified as hedging instruments for accounting purposes. An unrealized derivative loss of $6.6 million (2010 - $nil) relating to the ineffective portion of the change in fair value of hedging instruments was recorded in other gains and losses at December 31, 2011, as described in Note 5 (c)(ii).

The net amount of existing gains (losses) arising from the unrealized fair value of the Company’s gold hedging contracts and fuel contracts, which are derivatives that are designated as cash flow hedges and are reported in other comprehensive income, would be reclassified to net earnings as contracts are settled on a monthly basis.  The amount of such reclassification would be dependent upon fair values and amounts of the contracts settled.  At December 31, 2011, the Company’s estimate of the net amount of existing derivative losses arising from the unrealized fair value of derivatives designated as cash flow hedges, which are reported in other comprehensive income and are expected to be reclassified to net earnings in the next twelve months, excluding tax effects, is $39.3 million for gold hedging contracts.

New Gold Inc. Notes to the consolidated financial statements December 31, 2011 (Tabular amounts expressed in thousands of United States dollars, except per share amounts)

13.	Derivative instruments (continued)

(a)	Gold hedging contracts

Under the terms of the term loan facility (Note 12(c)), WMMI was required, as a condition precedent to drawdown the loan, to enter into a gold hedging program acceptable to the banking syndicate. As such, the Company executed gold forward sales contracts for 429,000 ounces of gold at a price of $801 per ounce. The hedging contracts represent a commitment of 5,500 ounces per month for 78 months that commenced July 2008 with the last commitment deliverable in December 2014. The Company settles these contracts, at the Company’s option, by physical delivery of gold or on a net financial settlement basis. At December 31, 2011, the Company had remaining gold forward sales contracts for 198,000 ounces of gold at a price of $801 per ounce at a remaining commitment of 5,500 ounces per month for 36 months.

On July 1, 2009, the Company’s gold hedging contracts were designated as cash flow hedges. Prospective and retrospective hedge effectiveness is assessed on these hedges using a hypothetical derivative method. The hypothetical derivative assessment involves comparing the effect of changes in gold spot and forward prices each period on the changes in fair value of both the actual and hypothetical derivative. The effective portion of the gold contracts is recorded in other comprehensive income until the forecasted gold sale impacts earnings. Where applicable, the fair value of the derivative has been adjusted to account for the Company’s credit risk.

(b)	Share purchase warrants

The following table summarizes information about outstanding share purchase warrants at December 31, 2011.

		Common
	Number	Shares	Exercise
Series	of warrants	Issuable	prices	Expiry date
	(000's)	(000's)	Cdn$

Series B	217,500	21,750	15.00	April 3, 2012
Series C	73,812	7,381	9.00	November 28, 2012
Series A	27,850	27,850	15.00	June 28, 2017
	319,162	56,981

The warrants are classified as a non-hedged derivative liability recorded as a FVTPL liability due to the currency of the warrants. The warrants are priced in Canadian dollars, which is not the functional currency of the Company. Therefore the warrants are fair valued using the market price with gains or losses recorded in net earnings.

New Gold Inc. Notes to the consolidated financial statements December 31, 2011 (Tabular amounts expressed in thousands of United States dollars, except per share amounts)

13.	Derivative instruments (continued)

(c)	Non-current non-hedged derivative asset and liabilities classified as FVTPL assets and liabilities

The following table summarizes FVTPL assets and liabilities.

	December 31	December 31	January 1
	2011	2010	2010
	$	$	$
Non-current non-hedged derivative asset
Prepayment option on Notes	18,797	7,679	-
	18,797	7,679	-

Non-current non-hedged derivative liabilities
Equity conversion option on Debentures	23,957	29,429	7,701
Warrants	143,627	125,936	29,841

Less: current non-hedged derivative liabilities	(53,288)	-	-
	114,296	155,365	37,542

New Gold Inc. Notes to the consolidated financial statements December 31, 2011 (Tabular amounts expressed in thousands of United States dollars, except per share amounts)

14.	Share capital

At December 31, 2011, the Company had unlimited authorized common shares and 461.4 million common shares outstanding.

(a)	No par value common shares issued

		Number
		of shares
		(000's)	$

Balance, January 1, 2010		388,815	1,810,039
Exercise of options		4,171	19,394
Exercise of warrants		6,056	16,453
Balance, December 31, 2010		399,042	1,845,886
Acquisition of Richfield	i	48,612	487,906
Acquisition of Silver Quest	ii	10,512	105,761
Exercise of options	iii	3,187	24,350
Exercise of warrants		5	65
Balance, December 31, 2011		461,358	2,463,968

(i)
On June 1, 2011, the Company issued 48.6 million common shares to effect the acquisition of Richfield Venture Corp., as described in Note 4 (a). The shares were issued at the opening share price of the Company on June 1, 2011, the transaction completion date, of Cdn$9.75 for a total consideration of $487.9 million.

(ii)
On December 23, 2011, the Company issued 10.5 million common shares to effect the acquisition of Silver Quest Resources Inc., as described in Note 4 (c). The shares were issued at the opening share price of the Company on December 23, 2011, the transaction completion date, of Cdn$10.27 for a total consideration of $105.8 million.

(iii)
During the year ended December 31, 2011, 3.2 million common shares were issued pursuant to the exercise of stock options. The Company received proceeds of $16.4 million from these exercises and transferred $8.0 million from contributed surplus.

(b)	Stock options

In March 2011, New Gold adopted the New Gold Inc. Stock Option Plan 2011 (“Plan”). Under the Plan, the maximum number of shares reserved for exercise of all options granted by the Company may not exceed 5% of the Company’s shares issued and outstanding at the time the options are granted. The exercise price of each option granted under the Plan may not be less than the market price of the Company’s’ shares at the date of grant. Options granted under the Plan expire no later than the 5th anniversary of the date the options were granted and vesting provisions for issued options are determined at the discretion of the Board, although the Company has a practice of not having options vest earlier than 12 months.  Options granted under the Plan can be settled for cash or equity. The Company has incorporated an estimated forfeiture rate for stock options that will not vest.

New Gold Inc. Notes to the consolidated financial statements December 31, 2011 (Tabular amounts expressed in thousands of United States dollars, except per share amounts)

14.	Share capital (continued)

(b)	Stock options (continued)

The following table presents the changes in the stock option plan for the year ended December 31, 2011.

		Weighted
		average
	Number of	exercise
	options	price
	(000's)	Cdn$

Balance, January 1, 2010	15,324	4.34
Granted	2,704	4.80
Exercised	(4,171)	2.74
Forfeited	(1,609)	8.00
Balance, December 31, 2010	12,248	4.50
Granted	1,815	8.03
Exercised	(3,187)	5.01
Expired	(183)	11.00
Forfeited	(413)	5.17
Balance, December 31, 2011	10,280	4.83

At December 31, 2011 the Company had 5.8 million stock options that were exercisable with a weighted average exercise price of Cdn$4.32
(2010 – 6.1 million with a weighted average exercise price of Cdn$5.07).

The following table summarizes information about the stock options outstanding at December 31, 2011.

			Options outstanding		Options exercisable
	Weighted
	average		Weighted		Weighted
	remaining	Number of	average	Number of	average
Exercise	contractual	stock options	exercise	options	exercise
prices	life (years)	outstanding	price	exercisable	price
Cdn$		(000's)	Cdn$	(000's)	Cdn$

0.34 - 0.99	2.12	560	0.86	560	0.86
1.00 - 1.99	1.91	275	1.75	275	1.75
2.00 - 2.99	3.73	1,164	2.57	758	2.50
3.00 - 3.99	4.09	3,099	3.23	2,024	3.23
4.00 - 4.99	5.08	1,350	4.39	351	4.39
5.00 - 5.99	2.94	391	5.73	193	5.61
6.00 - 6.99	1.06	389	6.35	389	6.35
7.00 - 7.99	4.39	2,285	7.73	843	7.83
8.00 - 8.99	5.86	150	8.84	50	8.84
9.00 - 9.99	1.19	507	9.36	395	9.30
10.00 - 10.99	5.83	35	10.43	-	-
11.00 - 11.99	-	-	-	-	-
12.00 - 12.22	4.86	75	12.22	-	-
0.34 - 12.22	3.82	10,280	4.83	5,838	4.32

New Gold Inc. Notes to the consolidated financial statements December 31, 2011 (Tabular amounts expressed in thousands of United States dollars, except per share amounts)

14.	Share capital (continued)

(b)	Stock options (continued)

The weighted average fair value of the stock options granted during the year ended December 31, 2011 was Cdn$8.03 (2010 – Cdn$4.80). Options were priced using a Black-Scholes pricing model. Volatility is measured as the annualized standard deviation of stock price returns, based on historical movements of the Company’s share price and those of a number of peer companies. The grant date fair value will be amortized as part of compensation expense over the vesting period.

The Company had the following stock option grant dates in 2011.

Grant 1	January 26, 2011
Grant 2	March 7, 2011
Grant 3	June 8, 2011
Grant 4	November 9, 2011
Grant 5	December 16, 2011

The following table illustrates the valuation assumptions used for the options granted in 2011.

		Grant 1	Grant 2	Grant 3	Grant 4	Grant 5
Granted	(000)'s	1,593	25	112	75	10
Grant date share price	Cdn	7.67	10.46	9.59	12.19	10.35
Expected volatility		70%	70%	60%	60%	60%
Option life		4.17	3.67	4.67	3.67	3.67
Dividend yield		0%	0%	0%	0%	0%
Risk-free interest rate		1.61%	1.54%	1.38%	0.54%	0.99%
Forfeiture rate		3.0%	3.0%	3.0%	3.0%	3.0%

At December 31, 2011, the intrinsic value of the stock options outstanding was $55.1 million (December 31, 2010 - $63.7 million) and the intrinsic value of the stock options that were exercisable was $34.1 million (December 31, 2010 - $28.5 million).  For the year ended December 31, 2011, the intrinsic value of the stock options exercised was $17.8 million (2010 - $17.2 million).

For the year ended December 31, 2011 the Company recorded $7.2 million (2010 - $6.5 million) as stock-based compensation expense and recorded this amount in contributed surplus. At December 31, 2011, the total value of the non-vested stock options that remain to be expensed is $4.6 million (2010 - $6.1 million). It is expected that this amount shall be included in the determination of net earnings over the next 1.4 years.

New Gold Inc. Notes to the consolidated financial statements December 31, 2011 (Tabular amounts expressed in thousands of United States dollars, except per share amounts)

14.	Share capital (continued)

(c)	Share award units

The following table presents the changes to the share award unit plan for the year ended December 31, 2011.

Number
of units
(000)
Balance, January 1, 2010	560
Units granted	724
Units settled in cash	(361)
Units cancelled	(165)
Balance, December 31, 2010	758
Units granted	1,049
Units settled in cash	(652)
Units cancelled	(127)
Balance, December 31, 2011	1,028

In 2009, the Company established a share award unit plan as part of its long-term incentive program. Each share award unit allows the recipient, subject to certain plan restrictions, to receive cash on the entitlement date equal to the Company’s volume weighted average share price on the TSX for the five days prior to the anniversary date. One-third of the share awards units vest annually on the anniversary of the grant date. As the Company is required to settle this award in cash, it will record an accrued liability and record a corresponding compensation expense. The share award unit is a financial instrument that will be fair valued at each reporting date based on the five day volume weighted average price of the Company’s common shares. The changes in fair value will be included in the compensation expense for that period.

The Company issued 1.0 million share award units in 2011. At December 31, 2011, there were 1.0 million non-vested share awards outstanding (December 2010 – 0.8 million). Including the fair value adjustment for the share award units previously issued, the Company recorded $8.6 million as compensation expense for the year ended December 31, 2011 (2010 - $6.1 million). For the year ended December 31, 2011 the Company capitalized $1.5 million (2010 - $1.4 million) for recipients working at the Company’s development projects. The total value of the non-vested share award units that remains to be expensed is $10.2 million (2010 - $3.8 million).  It is expected that this amount will be included in the determination of net income over the next 1.9 years.

New Gold Inc. Notes to the consolidated financial statements December 31, 2011 (Tabular amounts expressed in thousands of United States dollars, except per share amounts)

14.	Share capital (continued)

(d)	Earnings per share

The following table sets forth the computation of diluted earnings per share for the years ended December 31.

	2011	2010
	$	$

Earnings (loss)
Continuing operations	179,028	57,347
Discontinued operations, net of tax	-	(9,886)
Net earnings	179,028	47,461

Dilution of net earnings (gain) loss:
Debentures (net of tax)	(3,862)	-
Net diluted earnings	175,166	47,461

Basic weighted average
number of shares outstanding	429,591	390,883

Effective of diluted securities
Stock options	5,536	4,350
Debentures	5,882	-
Warrants	-	-
Diluted weighted average
number of shares outstanding	441,009	395,233

Earnings per share from continuing operations
Basic	0.42	0.15
Diluted	0.40	0.15

Earnings (loss) per share from discontinued operations
Basic	-	(0.03)
Diluted	-	(0.03)

Earnings per share from continuing and discontinued operations
Basic	0.42	0.12
Diluted	0.40	0.12

The following lists the equity securities excluded from the computation of diluted earnings per share. The securities were excluded as the exercise prices relating to the particular security exceed the average market price of the common shares of the Company of Cdn$10.50 the year ended December 31, 2011 (2010 - Cdn$6.26), or the inclusion of the equity securities had an anti-dilutive effect on net earnings.

	2011	2010
	(000's)	(000's)

Stock options	185	2,881
Warrants	49,600	56,986
Debentures	-	5,882

New Gold Inc. Notes to the consolidated financial statements December 31, 2011 (Tabular amounts expressed in thousands of United States dollars, except per share amounts)

15.	Income and mining taxes

	2011	2010
	$	$

Current income and mining tax expense (recovery)
Canada	4,587	2,137
Australia	12,797	12,383
Mexico	58,879	36,257
United States	14,814	7,530
Total current tax	91,077	58,307

Deferred income and mining tax expense (recovery)
Canada	2,549	(36,278)
Australia	1,778	220
Mexico	(15,385)	(21,171)
United States	(661)	16,931
Total deferred tax	(11,719)	(40,298)

Income tax expense	79,358	18,009

Income tax expense differs from the amount that would result from applying the Canadian federal and provincial income tax rates to earnings before taxes. These differences result from the following items:

	2011	2010
	$	$

Earnings before income taxes	258,386	75,356

Canadian federal and provincial income tax rates	26.50%	28.50%

Income tax recovery based on above rates	68,472	21,476
Increase (decrease) due to
Non-taxable income	(15,294)	(12,851)
Non-deductible expenditures	13,510	9,218
Different statutory tax rates on earnings of foreign
subsidiaries	19,942	9,291
Adjustment of prior year provision to statutory tax
returns	(3,523)	1,645
Non-taxable gain	-	(15,993)
Benefit of losses not recognized in period	-	595
Deferred tax assets not recognized and other	(3,749)	4,628
	79,358	18,009

Effective January 1, 2011, the Canadian Federal corporate tax rate decreased from 18% to 16.5% and the British Columbia provincial tax decreased from 10.5% to 10%. The overall reduction in tax rates has resulted in a decrease in the Company's statutory tax rate from 28.5% to 26.5%.

New Gold Inc. Notes to the consolidated financial statements December 31, 2011 (Tabular amounts expressed in thousands of United States dollars, except per share amounts)

15.	Income and mining taxes (continued)

The following is the analysis of the deferred tax assets and liabilities presented in the consolidated statements of financial position.

	December 31	December 31	January 1
	2011	2010	2010
	$	$	$
Deferred tax assets
Unused non-capital losses	33,838	23,286	28,243
Capital losses	-	12,241	3,006
Investment tax credits / Government assistance	28,680	11,256	-
Alternative minimum tax credits and state taxes	15,537	6,939	2,008
Derivative instruments / Hedging	57,706	62,500	49,588
Decommissioning obligations	6,507	2,810	2,567
Property, plant and equipment	-	-	6,771
Accrued liabilities and provisions	11,130	7,466	6,549
Other	2,945	-	11,844
	156,343	126,498	110,576

Deferred tax liabilities
Mining interest	(272,994)	(277,189)	(338,417)
Property, plant and equipment	(17,233)	(13,315)	-
Other	(4,072)	(5,116)	(7,030)
	(294,299)	(295,620)	(345,447)
Deferred income tax liabilities, net	(137,956)	(169,122)	(234,871)

Deferred tax assets and liabilities have been offset where they relate to income taxes levied by the same taxation authority and the Company has the legal right and intent to offset.

The movement in the net deferred tax liabilities as at December 31 was:

	2011	2010
Balance at the beginning of the year	(169,122)	(234,871)
Recognized in net earnings	11,719	40,298
Recognized in other comprehensive income	(3,700)	27,570
Recognized as reduction in mineral properties	23,699	11,230
Recognized in equity	-	-
Other	(552)	(13,349)
	(137,956)	(169,122)

Deferred income tax assets are recognized for tax loss carry-forwards to the extent that the realization of the related tax benefit through future taxable profits is probable. The group did not recognize deferred tax assets on the following losses by country:

•	Canadian income tax losses of $4.8 million expire between 2014 to 2031;
•	Canadian capital loss carry forwards of $6.5 million with no expiry date;
•	United States loss carry forwards of $5.8 million expire between 2021 to 2028; and
•	Other loss carry forwards of $0.6 million with varying expiry dates.

In addition to the above, the group did not recognize deferred tax assets of $1.8 million (2010 - $nil) on other temporary differences.

The Company has $295.0 million (2010 - $141.0 million) of temporary differences associated with investments in subsidiaries for which deferred tax liabilities have not been recognized.

New Gold Inc. Notes to the consolidated financial statements December 31, 2011 (Tabular amounts expressed in thousands of United States dollars, except per share amounts)

16.	Reclamation and closure cost obligations

Reclamation and closure cost obligations arise from the acquisition, development, construction and normal operation of mining property, plant and equipment, due to government controls and regulations that protect the environment on the closure and reclamation of mining properties. The Company has future obligations to retire its mining assets including dismantling, remediation and ongoing treatment and monitoring of sites. The exact nature of environmental issues and costs, if any, which the Company may encounter in the future are subject to change, primarily because of the changing character of environmental requirements that may be enacted by governmental agencies.

The Company’s reclamation obligations (“Obligations”) consist of reclamation and closure costs for the Mesquite Mine, Cerro San Pedro Mine, Peak Mine, the New Afton Project and the Blackwater Project. Significant reclamation and closure activities include land rehabilitation, demolition of buildings and mine facilities, ongoing care and maintenance and other costs.

		Cerro San		New
	Mesquite	Pedro	Peak	Afton	Blackwater
	Mine	Mine	Mine	Project	Project	Total
	$	$	$	$	$	$

Balance, January 1, 2010	7,301	5,764	9,201	3,112	-	25,378
Reclamation expenditures	(23)	-	(19)	-	-	(42)
Unwinding of discount	246	308	571	121	-	1,246
Revisions to expected cash flows	964	2,597	3,189	238	-	6,988
Foreign exchange movement	-	242	1,492	184	-	1,918

Balance, December 31, 2010	8,488	8,911	14,434	3,655	-	35,488
Reclamation expenditures	(85)	-	(477)	-	-	(562)
Unwinding of discount	364	244	842	116	-	1,566
Revisions to expected cash flows	1,727	8,622	2,669	6,227	251	19,496
Foreign exchange movement	-	(999)	130	(80)	-	(949)

Balance, December 31, 2011	10,494	16,778	17,598	9,918	251	55,039
Less: current portion	1,566	958	518	1,284	-	4,326

	8,928	15,820	17,080	8,634	251	50,713

Each period the Company reviews cost estimates and other assumptions used in the valuation of the obligations at each of its mining properties and development property to reflect events, changes in circumstances and new information available. Changes in these cost estimates and assumptions have a corresponding impact on the fair value of the obligation. The fair values of the obligations are measured by discounting the expected cash flows using a discount factor that reflects the credit-adjusted risk-free rate of interest. The Company prepares estimates of the timing and amount of expected cash flows when an obligation is incurred. Expected cash flows are updated to reflect changes in facts and circumstances. The principal factors that can cause expected cash flows to change are: the construction of new processing facilities; changes in the quantities of material in reserves and a corresponding change in the life-of-mine plan; changing ore characteristics that impact required environmental protection measures and related costs; changes in water quality that impact the extent of water treatment required; and changes in laws and regulations governing the protection of the environment. When expected cash flows increase, the revised cash flows are discounted using a current discount factor whereas when expected cash flows decrease the reduced cash flows are discounted using a historic discount factor, and then in both cases any change in the fair value of the obligation is recorded. The fair value of an obligation is recorded when it is incurred.

New Gold Inc. Notes to the consolidated financial statements December 31, 2011 (Tabular amounts expressed in thousands of United States dollars, except per share amounts)

16.	Reclamation and closure cost obligations (continued)

(a)	Mesquite Mine

In December 2011, the Company updated the obligation related to the Mesquite Mine. The impact of the assessment was an increase of $1.7 million relating to changes in future reclamation activities and current discount factors.  The undiscounted value of this liability is $12.4 million (2010 - $11.8 million). The liability has been estimated using an inflation rate of 3% and a discount rate of 1.9%.  The Company expects to incur obligation expenditures between 2012 and 2028.

The Mesquite Mine has a bonding and insurance program, primarily with American International Specialty Lines Insurance Company (“AIG Insurance”), in respect of the operations and closure liabilities of mine.  At December 31, 2010, the Company had $9.0 million in a reimbursement account with AIG.

The insurance program covers closure and reclamation risk in excess of the amount on deposit in the reimbursement account with an aggregate limit of $17.5 million, and expires November 7, 2020.  The program also covers pollution and remediation risk up to $10.0 million and includes coverage for pre-existing conditions and new conditions. The pre-existing conditions policy expires on November 7, 2013.

In the second half of 2011 the Company entered into an agreement with HCC Surety Group with the intention of replacing the existing AIG bonding program. The Company expects that the original bonds will be released and returned by the obligees in 2012, which should result in the release to the Company of $9.0 million in reimbursement account funds at AIG.

(b)	Cerro San Pedro

In December 2011, the Company updated the obligation related to the Cerro San Pedro Mine. The impact of the assessment was an increase of $8.6 million relating to changes in timing of future reclamation activities. The undiscounted value of this liability is $19.4 million (2010 - $13.7 million).  The liability has been estimated using an inflation rate of 4.3% and a discount rate of 1.95%.  The Company expects to incur obligation expenditures between 2012 and 2024.

(c)	Peak Mine

In December 2011, the Company updated the obligation related to the Peak Mine. The impact of the assessment was an increase of $2.7 million relating to changes in future reclamation activities and current discount factors. The undiscounted value of this liability is $26.1 million (2010 - $26.5 million). The liability has been estimated using an inflation rate of 3.5% and a discount rate of 3.6%. The Company expects to incur obligation expenditures between 2012 and 2021.

The Company is required to have a performance bond to satisfy asset retirement obligations for the Peak Mine. The Company has provided letters of credit to satisfy the performance bond requirement. The letters of credit are backed by the revolving credit facility (Note 12 (e)). The total amount of the letters of credit outstanding is $10.5 million (AUD$10.2 million). A fee is charged for outstanding letters of credit, at a rate of 2.35% for the first three quarters of 2011, and 2.05% thereafter as determined by the Company’s credit ratios under the existing credit facility.

New Gold Inc. Notes to the consolidated financial statements December 31, 2011 (Tabular amounts expressed in thousands of United States dollars, except per share amounts)

16.	Reclamation and closure cost obligations (continued)

(d)	New Afton Project

The Company is continuing to develop the New Afton mine. During the year ended December 31, 2011, the Company updated the obligation related to the New Afton mine. The impact of the assessment was an increase of $6.2 million relating changes in future reclamation activities and current discount factors. The undiscounted value of this liability is $13.1 million (2010 - $6.4 million).  The liability has been estimated using an inflation rate of 2.0% and a discount rate of 2.5%. The Company expects to incur obligation expenditures between 2012 and 2029.

In connection with this plan, the Company has a letter of credit with the British Columbia Ministry of Energy and Mines for $7.9 million (Cdn$8.0 million). The letter of credit issued in 2011 is secured by the revolving credit facility (Note 12 (e)).

17.	Supplemental cash flow information

		December 31
	2011	2010
	$	$
Operating activities:
Change in non-cash working capital
Trade and other receivables	(6,711)	1,536
Inventories	(16,620)	(10,247)
Trade and other payables	11,920	4,987
Prepaid expenses and other	(1,127)	(3,775)
	(12,538)	(7,499)

New Gold Inc. Notes to the consolidated financial statements December 31, 2011 (Tabular amounts expressed in thousands of United States dollars, except per share amounts)

18.	Segmented information

(a)	Segment revenues and results

The Company manages its operations by operating mine, development project and exploration project. The accounting policies of the reportable segments are the same as the Group's accounting policies described in Note 2. The results from operations for these reportable operating segments are summarized in the table below:
						December 31, 2011
	Mesquite	CSP	Peak	New Afton	Corporate	Other (1)	Total
	$	$	$	$	$	$	$

Revenues (2)	209,070	294,271	192,598	-	-	-	695,939
Operating expenses	103,266	89,119	111,393	-	-	-	303,778
Depreciation and depletion	26,148	32,429	18,358	-	-	-	76,935
Earnings from mine operations	79,656	172,723	62,847	-	-	-	315,226

Corporate admin. expenses	-	-	-	-	25,512	760	26,272
Share-based payment expenses	-	-	-	-	11,140	-	11,140
Exploration expenses	-	3,681	4,224		119	1,997	10,021

Earnings (loss) from operations	79,656	169,042	58,623	-	(36,771)	(2,757)	267,793
Finance income	90	77	290	189	2,791	152	3,589
Finance costs	(391)	(255)	(1,213)	(116)	(2,377)	(790)	(5,142)
Other (losses) gains	(10,267)	1,405	2,181	17,311	(17,476)	(1,008)	(7,854)

Earnings (loss) before taxes	69,088	170,269	59,881	17,384	(53,833)	(4,403)	258,386
Income tax (expense) recovery	(14,044)	(43,275)	(14,575)	(278)	(5,740)	(1,446)	(79,358)

Net earnings (loss)
from continuing operations	55,044	126,994	45,306	17,106	(59,573)	(5,849)	179,028

(1)	Other includes balances relating to the exploration properties that have no revenues or operating costs.
(2)	Segmented revenue reported above represents revenue generated from external customers. There were no inter-segment sales in the year.

						December 31, 2010
	Mesquite	CSP	Peak	New Afton	Corporate	Other (1)	Total
	$	$	$	$	$	$	$

Revenues	189,361	190,459	150,630	-	-	-	530,450
Operating expenses	100,235	73,423	74,115	-	-	-	247,773
Depreciation and depletion	27,993	33,477	16,904	-	-	-	78,374
Earnings from mine operations	61,133	83,559	59,611	-	-	-	204,303

Corporate admin. expenses	-	-	-	(19)	23,208	945	24,134
Share-based payment expenses	-	-	-	-	6,877	-	6,877
Exploration expenses	2,912	1,971	5,109	-	-	2,842	12,834
Exploration expenses	-	-	-	-	-	15,728	15,728

Earnings (loss) from operations	58,221	81,588	54,502	19	(30,085)	(19,515)	144,730
Finance income	227	524	300	115	2,086	6	3,258
Finance costs	(537)	(667)	(885)	(119)	(163)	-	(2,371)
Other (losses) gains	(736)	(15,588)	(9,557)	(4,486)	(35,858)	(4,036)	(70,261)

Earnings (loss) before taxes	57,175	65,857	44,360	(4,471)	(64,020)	(23,545)	75,356
Income tax (expense) recovery	(18,508)	(19,447)	(4,668)	(4,330)	14,848	14,096	(18,009)

Net earnings (loss)
from continuing operations	38,667	46,410	39,692	(8,801)	(49,172)	(9,449)	57,347

(1)	Other includes balances relating to the exploration properties that have no revenues or operating costs.
(2)	Segmented revenue reported above represents revenue generated from external customers. There were no inter-segment sales in the year.

New Gold Inc. Notes to the consolidated financial statements December 31, 2011 (Tabular amounts expressed in thousands of United States dollars, except per share amounts)

18.	Segmented information (continued)

(b)	Segment assets and liabilities

The following tables present the segmented assets and liabilities:

	December 31, 2011		December 31, 2010			January 1, 2010

	Total	Total	Total	Total	Total	Total
	assets	liabilities	assets	liabilities	assets	liabilities
	$	$	$	$	$	$

Mesquite Mine	466,943	260,708	424,361	212,142	414,882	186,929
Cerro San Pedro Mine	492,628	163,311	455,367	175,971	452,994	135,056
Peak Mine	285,287	70,722	256,247	67,714	226,458	54,987
New Afton Project	846,068	261,409	567,074	265,709	467,505	221,740
El Morro Project	390,274	96,527	368,932	70,758	364,537	61,647
Blackwater Project	626,702	5,695	-	-	-	-
Other (1)	113,500	80,661	357,208	116,400	188,630	38,511
Operations held for sale	-	-	-	-	89,287	30,304
	3,221,402	939,033	2,429,189	908,694	2,204,293	729,174

(1)	Other includes corporate balances and exploration properties.

The Company accounts for its investment in the El Morro Project using equity method accounting. Under the equity method, the investment is initially recognized at cost, and the carrying amount is increased or decreased to recognize the Company’s share of the profit or loss after the date of acquisition. The amount recorded in net earnings for the year ended December 31, 2011 related to the El Morro Project is $nil (2010- $nil).

(c)	Geographical information

The Company operates in five principal geographical areas - Canada (country of domicile), the United States, Mexico, Australia and Chile. The Company had operations in Brazil from the Amapari Mine, which the company sold in 2010. All related assets and liabilities were presented as a discontinued operation in the year 2010.

The Company's revenue from continuing operations by location of operations and information about the Company’s non-current assets by location of assets are detailed below.

		Revenues (1)	Non-current assets (2)
			December 31	December 31	January 1
	2011	2010	2011	2010	2010
	$	$	$	$	$

United States	209,070	189,361	324,493	313,379	339,760
Mexico	294,271	190,459	342,194	360,274	368,955
Australia	192,598	150,630	224,605	187,987	176,241
Canada	-	-	1,424,324	527,007	389,682
Chile	-	-	399,934	378,593	389,925
Brazil	-	-	-	-	78,989
	695,939	530,450	2,715,550	1,767,240	1,743,552

(1)	Presented based on the location in which the sale originated.
(2)	Non-current assets exclude financial instruments (investments, reclamation deposits and other) and deferred tax assets.

New Gold Inc. Notes to the consolidated financial statements December 31, 2011 (Tabular amounts expressed in thousands of United States dollars, except per share amounts)

18.	Segmented information (continued)

(d)	Information about major customers

The following table presents sales to individual customers exceeding 10% of annual sales for the following periods. The following four customers (2010 – four customers) represent 84% (2010 – 91%) of the Company’s concentrate and doré sales revenue as at December 31, 2011.

Customer	Reporting segment	2011	2010
			$

1	Mesquite(1)	118,779	142,026
	Cerro San Pedro(1)	248,135	4,010
2	Peak	97,573	186,450
3	Peak	74,753	87,620
4	Cerro San Pedro	46,136	62,873
Total		585,376	482,979
% of total metal sales		84%	91%

(1)	Mesquite and Cerro San Pedro both sell to the same customer.

The Company is not economically dependent on a limited number of customers for the sale of its product because gold can be sold through numerous commodity market traders worldwide. Refer to Note 20 (a) for further discussion on the Company’s exposure to Credit Risk.

19.	Capital risk management

The Company manages its capital to ensure that it will be able to continue as a going concern while maximizing the return to stakeholders through the optimization of the debt and equity balance.

In the management of capital, the Company includes the components of equity, long-term debt, net of cash and cash equivalents, and investments.

Capital, as defined above is summarized in the following table.

	December 31	December 31	January 1
	2011	2010	2010
	$	$	$

Equity	2,282,369	1,520,495	1,475,119
Long-term debt	251,664	229,884	225,456
	2,534,033	1,750,379	1,700,575
Cash and cash equivalents	(309,406)	(490,754)	(271,526)
Investments	(1,823)	(7,533)	(45,890)
	2,222,804	1,252,092	1,383,159

New Gold Inc. Notes to the consolidated financial statements December 31, 2011 (Tabular amounts expressed in thousands of United States dollars, except per share amounts)

19.	Capital risk management (continued)

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares, restructure or issue new debt, acquire or dispose of assets or sell its investments.

In order to facilitate the management of its capital requirements, the Company prepares annual budgets that are updated as necessary depending on various factors, including successful capital deployment and general industry conditions.  The annual budget and quarterly updated forecasts are approved by the Board of Directors. The Company’s investment policy is to invest its surplus funds in permitted investments consisting of treasury bills, bonds, notes and other evidences of indebtedness of Canada, the U.S. or any of the Canadian Provinces with a minimum credit rating of R-1 mid from the

Dominion Bond Rating Service (“DBRS”) or an equivalent rating from Standard & Poor’s and Moody’s and with maturities of 90 days or less at the original date of acquisition.  In addition, the Company is permitted to invest in bankers’ acceptances and other evidences of indebtedness of certain financial institutions. At all times, more than 25% of the aggregate amount of permitted investments must be invested in treasury bills, bonds, notes and other indebtedness of Canada or Provinces with a minimum credit rating of R-1 mid from DBRS.  All investments must have a maximum term to maturity of six months and the average term will generally range from seven days to 90 days.  Under the policy, the Company is not permitted to make new investments in ABCP or auction rate securities.

The Company has a long-term note indenture (Note 12) that contains a general covenant that the Company shall work diligently toward obtaining and, once obtained, maintaining in good standing, all permits required for the operation of the New Afton Project.

20.	Financial risk management

The Company examines the various financial instrument risks to which it is exposed and assesses the impact and likelihood of those risks.  These risks may include credit risk, liquidity risk, market risk and other price risks.  Where material, these risks are reviewed and monitored by the Board of Directors.

(a)	Credit risk

Credit risk is the risk of an unexpected loss if a party to its financial instrument fails to meet its contractual obligations.

The Company’s financial assets are primarily composed of cash and cash equivalents, investments and trade and other receivables.  Credit risk is primarily associated with trade and other receivables; however it also arises on cash and cash equivalents.

To mitigate exposure to credit risk, the Company has established policies to limit the concentration of credit risk, to ensure counterparties demonstrate minimum acceptable credit worthiness, and to ensure liquidity of available funds.

The Company closely monitors its financial assets and does not have any significant concentration of credit risk.  The Company sells its gold exclusively to large international organizations with strong credit ratings.  The Company’s revenue is comprised of gold sales to primarily four customers.

New Gold Inc. Notes to the consolidated financial statements December 31, 2011 (Tabular amounts expressed in thousands of United States dollars, except per share amounts)

20.	Financial risk management (continued)

(a)	Credit risk (continued)

The historical level of customer defaults is minimal and, as a result, the credit risk associated with gold and copper concentrate trade receivables at December 31, 2011 is not considered to be high.

The Company’s maximum exposure to credit risk is as follows:

	December 31	December 31	January 1
	2011	2010	2010
	$	$	$

Cash and cash equivalents	309,406	490,754	271,526
Trade receivables	37,572	11,929	10,345
Reclamation deposits and other	14,912	23,616	17,646
	361,890	526,299	299,517

The aging of trade receivables was as follows:

						December 31	December 31	January 1
	0-30	31-60	61-90	91-120	Over	2011	2010	2010
	days	days	days	days	120 days	Total	Total	Total
	$	$	$	$	$	$

Mesquite Mine	360	-	-	-	-	360	442	273
Cerro San Pedro Mine	3,756	(48)	267	(59)	787	4,703	3,798	5,348
Peak Mine	2,464	1,883	-	1,228	25	5,600	3,176	3,922
New Afton	10,107	-	-	6,071	-	16,178	3,581	632
Blackwater	6,831					6,831	-	-
Corporate	3,900	-	-	-	-	3,900	932	170
	27,418	1,835	267	7,240	812	37,572	11,929	10,345

A significant portion of the Company’s cash and cash equivalents are held in large Canadian financial institutions.  Short-term investments (including those presented as part of cash and cash equivalents) are composed of financial instruments issued by Canadian banks with high investment-grade ratings and the governments of Canada and the U.S.

The Company employs a restrictive investment policy as detailed in the capital risk management section (Note 19).

The Company has a bonding and insurance program, primarily with Chartis, formerly AIG Insurance, in respect of the operations and closure liabilities of the Mesquite Mine.  At December 31, 2011, the Company had $8.9 million in the account. In September 2008, AIG Insurance’s parent company, American International Group, Inc. (“AIG”), suffered a liquidity crisis following the downgrade of its credit rating.  The United States Federal Reserve loaned money to AIG in order for the company to meet its obligations to post additional collateral to trading partners.  As a result of Federal and State laws governing the operation of AIG Insurance and segregation of funds, it is not believed that the Company’s funds are at risk.  During 2009, AIG worked through its restructuring under the supervision of the Federal Reserve Bank of New York and the United States Department of the Treasury.  The United States Department of the Treasury has a majority stake in the equity of AIG, which owns Chartis. Chartis is advancing towards the goal of becoming an independent property-casualty and general insurance company and in December 2010 announced that they had signed a definitive recapitalization agreement with the government in the United States.

New Gold Inc. Notes to the consolidated financial statements December 31, 2011 (Tabular amounts expressed in thousands of United States dollars, except per share amounts)

20.	Financial risk management (continued)

(a)	Credit risk (continued)

The Company sells all of its copper concentrate production to a customer under an off-take contract. The loss of this customer or unexpected termination of the off-take contract could have a material adverse effect on the Company’s financial position, financial performance and cash flows; however there are alternative customers in the market.

The Company is not economically dependent on a limited number of customers for the sale of its gold because gold can be sold through numerous commodity market traders worldwide.

Sales to individual customers exceeding 10% of annual sales for the years ended December 31, 2011 and 2010 are presented in Note 18 (d).

(b)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk through the management of its capital structure and financial leverage as outlined in Note 19.

The following are the maturities of contractual obligations. The amounts presented represent the future undiscounted principal and interest cash flows and therefore do not equate to the carrying amounts on the consolidated statement of financial position.

	Less				December 31	December 31	January 1
	than	1-3	4-5	After	2011	2010	2010
	1 year	years	years	5 years	aTotal	Total	Total
	$	$	$	$	$
Trade and other
payables	100,437	-	-	-	100,437	69,245	37,999
Long-term debt	-	-	54,082	183,877	237,959	243,307	258,467
Interest payable on
long-term debt	21,092	40,806	36,775	9,194	107,867	131,857	147,352
Gold contracts	49,184	92,407	-	-	141,591	153,375	95,986
	170,713	133,213	90,857	193,071	587,854	597,784	539,804

Taking into consideration the Company’s current cash position, volatile equity markets, global uncertainty in the capital markets and increasing cost pressures, the Company is continuing to review expenditures in order to ensure adequate liquidity and flexibility to support its growth strategy while maintaining production levels at its current operations. A period of continuous low gold and copper prices may necessitate the deferral of capital expenditures which may impact production from mining operations. These statements are based on the current financial position of the Company and are subject to change if any acquisitions or external growth opportunities are realized.

New Gold Inc. Notes to the consolidated financial statements December 31, 2011 (Tabular amounts expressed in thousands of United States dollars, except per share amounts)

20.	Financial risk management (continued)

(c)	Currency risk

The Company operates in Canada, Australia, Mexico, Chile and the United States. As a result, the Company has foreign currency exposure with respect to items not denominated in United States dollars. The three main types of foreign exchange risk of the Company can be categorized as follows:

(i)	Transaction exposure

The Company’s operations sell commodities and incur costs in different currencies. This creates exposure at the operational level, which may affect the Company’s profitability as exchange rates fluctuate. The Company has not hedged its exposure to currency fluctuations.

(ii)	Exposure to currency risk

The Company is exposed to currency risk through the following assets and liabilities denominated in currencies other than the United States dollar: cash and cash equivalents, investments, trade and other receivables, reclamation deposits, trade and other payables, reclamation and closure cost obligations and long-term debt. The currencies of the Company’s financial instruments and other foreign currency denominated liabilities, based on notional amounts, were as follows:

			December 31, 2011
	Canadian	Australian	Mexican	Chilean
	dollar	dollar	peso	peso

Cash and cash equivalents	75,342	20,794	2,349	8
Trade and other receivables	26,957	1,226	4,675	-
Prepayment option	18,797	-	-	-
Trade and other payables	(46,482)	(22,306)	(33,862)	-
Reclamation and closure cost obligations	(8,634)	(17,080)	(15,820)	-
Warrants	(143,627)	-	-	-
Conversion option on convertible debt	(23,957)	-	-	-
Share award units	(5,334)	-	-	-
Long-term debt	(221,483)	-	-	-
Gross balance sheet exposure	(328,421)	(17,366)	(42,658)	8

			December 31, 2010
	Canadian	Australian	Mexican	Chilean
	dollar	dollar	peso	peso

Cash and cash equivalents	331,948	41,254	5,224	11
Investments	7,533	-	-	-
Trade and other receivables	4,556	3,176	3,063	39
Reclamation deposit	8,043	-	-	-
Prepayment option	7,679	-	-	-
Trade and other payables	(24,458)	(24,415)	(34,003)	-
Reclamation and closure cost obligations	(3,655)	(13,618)	(8,421)	-
Warrants	(125,936)	-	-	-
Conversion option on convertible debt	(29,429)	-	-	-
Share award units	(3,294)	-	-	-
Long-term debt	(221,832)	-	-	-
Gross balance sheet exposure	(48,845)	6,397	(34,137)	50

New Gold Inc. Notes to the consolidated financial statements December 31, 2011 (Tabular amounts expressed in thousands of United States dollars, except per share amounts)

20.	Financial risk management (continued)

(c)	Currency risk (continued)

				January 1, 2010
	Canadian	Australian	Mexican	Chilean
	dollar	dollar	peso	peso

Cash and cash equivalents	165,147	32,008	2,670	18
Investments	45,890	-	-	-
Trade and other receivables	549	3,922	5,674	-
Reclamation deposit	6,211	-	-	-
Trade and other payables	(6,529)	(11,566)	(8,806)	(94)
Reclamation and closure cost obligations	(1,849)	(8,330)	(4,314)	-
Warrants	(29,841)	-	-	-
Conversion option on convertible debt	(7,701)	-	-	-
Share award units	(99)	-	-	-
Long-term debt	(206,653)	-	-	-
Gross balance sheet exposure	(34,875)	16,034	(4,776)	(76)

(iii)	Translation exposure

A 10% strengthening (weakening) of the United States dollar against the following currencies would have decreased (increased) the Company’s net earnings (loss) before taxes from continuing operations from the financial instruments presented in Note 20 (c) (ii) by the amounts shown below.

	December 31	December 31	January 1
	2011	2010	2010
	$	$	$

Canadian dollar	(32,842)	(4,885)	(3,488)
Australian dollar	(1,737)	640	1,603
Mexican peso	(4,266)	(3,414)	(478)
Chilean peso	1	5	(8)
	(38,844)	(7,654)	(2,371)

(d)	Interest risk

Interest rate risk is the risk that the fair value or the future cash flows of a financial instrument will fluctuate because of changes in market interest rates. All of the Company’s outstanding debt obligations are fixed; therefore, there is no exposure to changes in market interest rates. The Facility is variable, however the Facility is undrawn at December 31, 2011.

The Company is exposed to interest rate risk on its short-term investments which are included in cash and cash equivalents. The short-term investment interest earned is based on prevailing one to 90 days money market interest rates which may fluctuate.  A 1.0% change in the interest rate would result in an annual difference of approximately $3.0 million in interest earned by the Company. The Company has not entered into any derivative contracts to manage this risk.  Where possible and depending on market conditions, the Company follows the policy of issuing fixed interest rate debt to avoid future fluctuations in its debt service costs.

New Gold Inc. Notes to the consolidated financial statements December 31, 2011 (Tabular amounts expressed in thousands of United States dollars, except per share amounts)

20.	Financial risk management (continued)

(e)	Price risk

The Company’s earnings and cash flows are subject to price risk due to fluctuations in the market price of gold, silver and copper.  World gold prices have historically fluctuated widely and are affected by numerous factors beyond the Company’s control, including:

•	the strength of the United States economy and the economies of other industrialized and developing nations;
•	global or regional political or economic crises;
•	the relative strength of the United States dollar and other currencies;
•	expectations with respect to the rate of inflation;
•	interest rates;
•	purchases and sales of gold by central banks and other holders;
•	demand for jewelry containing gold; and
•	investment activity, including speculation, in gold as a commodity.

The Company acquired gold contracts which mitigate the effects of price changes.  The Company designated these contracts as an accounting cash flow hedge effective July 1, 2009 as described in Note 13 (a).   At December 31, 2011 the Company had remaining gold forward sales contracts for 198,000 ounces of gold at a price of $801 per ounce at a remaining commitment of 5,500 ounces per month for 36 months.

For the year ended December 31, 2011, the Company’s revenues and cash flows were impacted by copper prices primarily in the range of $3.08 and $4.60 per pound.  There is a time lag between the time of shipment for copper and final pricing and changes in copper pricing can significantly impact the Company’s revenue and working capital position. As of December 31, 2011, working capital includes copper concentrate receivables totaling 1.0 million pounds. A $0.10 change in copper price would have an impact of $0.1 million on the Company’s working capital position.

The Company is also subject to price risk for fluctuations in the cost of energy, principally electricity and purchased petroleum products.  The Company’s production costs are also affected by the prices of commodities it consumes or uses in its operations, such as lime, reagents and explosives. The prices of such commodities are influenced by supply and demand trends affecting the mining industry in general and other factors outside the Company’s control.    The company has no fuel hedge contracts at this time.

The Company is also subject to price risk for changes in the Company’s common stock price per share.  The Company has implemented, as part of its long-term incentive plan, a share award unit plan that the Company is required to satisfy in cash upon vesting.  The amount of cash the Company will be required to expend is dependent upon the price per common share at the time of vesting.  The Company considers this plan a financial liability and is required to fair value the outstanding liability with the resulting changes included in compensation expense each period.

New Gold Inc. Notes to the consolidated financial statements December 31, 2011 (Tabular amounts expressed in thousands of United States dollars, except per share amounts)

20.	Financial risk management (continued)

(e)	Price risk (continued)

An increase in gold, copper and silver prices would increase the Company’s net earnings whereas an increase in fuel or share unit award prices would decrease the Company’s net earnings. A 10% change in prices would impact the Company’s net earnings before taxes from continuing operations and other comprehensive income before taxes as follows:

				Year ended December 31
	2011	2011	2010	2010
		Other		Other
	Net	Comprehensive	Net	Comprehensive
	Earnings	Income	Earnings	Income
	$	$	$	$

Gold price	57,228	28,400	44,076	33,201
Copper price	5,794	-	4,889	-
Silver price	7,058	-	4,588	-
Fuel price	4,927	-	3,624	-
Warrants	14,363	-	12,594	-
Conversion option on debentures	4,414	-	4,464	-
Share award unit	470	-	329	-

21.	Fair value measurement

The Company defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In assessing the fair value of a particular contract, the market participant would consider the credit risk of the counterparty to the contract. Consequently, when it is appropriate to do so, the Company adjusts the valuation models to incorporate a measure of credit risk. Fair value represents management's estimates of the current market value at a given point in time.

The Company’s financial assets and liabilities are classified and measured as follows:

					December 31, 2011
	Loans and	Designated		Financial
	receivables	as Fair value	Available	liabilities at
	at amortized	through	for sale at	amortized
	cost	profit/loss	fair value	cost	Total

	$	$		$	$
Financial Assets
Cash and cash equivalents	309,406	-	-	-	309,406
Trade and other receivables	37,572	-	-	-	37,572
Investments	-	-	1,823	-	1,823
Prepayment option	-	18,797	-	-	18,797
Reclamation deposits	10,004	-	-	-	10,004
Financial Liabilities
Trade and other payables	-	-	-	100,437	100,437
Long-term debt	-	-	-	251,664	251,664
Gold contracts	-	141,591	-	-	141,591
Warrants	-	143,627	-	-	143,627
Conversion option	-	23,957	-	-	23,957
Share award units	-	5,334	-	-	5,334

New Gold Inc. Notes to the consolidated financial statements December 31, 2011 (Tabular amounts expressed in thousands of United States dollars, except per share amounts)

21.	Fair value measurement (continued)

				December 31, 2010
	Loans and	Designated	Financial
	receivables	as Fair value	Liabilities at
	at amortized	through	amortized
	cost	profit/loss	cost	Total
	$	$	$	$
Financial Assets
Cash and cash equivalents	490,754	-	-	490,754
Trade and other receivables	11,929	-	-	11,929
Prepayment option	-	7,679	-	7,679
Investments	-	7,533	-	7,533
Reclamation deposits	17,955	-	-	17,955
Financial Liabilities
Trade and other payables	-	-	69,245	69,245
Long-term debt	-	-	229,884	229,884
Gold contracts	-	153,375	-	153,375
Warrants	-	125,936	-	125,936
Conversion option	-	29,429	-	29,429
Share award units	-	3,295	-	3,295

				January 1, 2010
	Loans and	Designated	Financial
	receivables	as Fair value	Liabilities at
	at amortized	through	amortized
	cost	profit/loss	cost	Total
	$	$	$	$
Financial Assets
Cash and cash equivalents	271,526	-	-	271,526
Trade and other receivables	10,345	-	-	10,345
Investments	-	45,890	-	45,890
Reclamation deposits	16,047	-	-	16,047
Financial Liabilities
Trade and other payables	-	-	37,999	37,999
Long-term debt	-	-	225,456	225,456
Gold contracts	-	95,986	-	95,986
Warrants	-	29,841	-	29,841
Conversion option	-	7,701	-	7,701
Share award units	-	99	-	99

New Gold Inc. Notes to the consolidated financial statements December 31, 2011 (Tabular amounts expressed in thousands of United States dollars, except per share amounts)

21.	Fair value measurement (continued)

The carrying values and the fair values of the Company’s financial instruments are shown in the following table.

	December 31, 2011		December 31, 2010		January 1, 2010
	Carrying	Fair	Carrying	Fair	Carrying	Fair
	Value	Value	Value	Value	Value	Value
	$	$	$	$	$	$
Financial Assets
Cash and cash equivalents	309,406	309,406	490,754	490,7	262,325	262,325
Trade and other receivables	37,572	37,572	11,929	11,929	10,345	10,345
Prepayment option	18,797	18,797	7,679	7,679	-	-
Investments	1,823	1,823	7,533	7,533	45,890	45,890
Reclamation deposits	10,004	10,004	17,955	17,955	16,047	16,047
Financial Liabilities
Trade and other payables	100,437	100,437	69,245	69,245	35,816	69,245
Long-term debt	251,664	292,260	229,884	229,884	225,456	265,696
Gold contracts	141,591	141,591	153,375	153,375	95,986	95,986
Warrants	143,627	143,627	125,936	125,936	29,841	29,841
Conversion option	23,957	23,957	29,429	29,429	7,701	7,701
Share award units	5,334	5,334	3,295	3,295	99	99

The Company has certain financial assets and liabilities that are held at fair value. The investments and the gold contracts are presented at fair value at each reporting date using appropriate valuation methodology.  The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability (for example, interest rate and yield curves observable at commonly quoted intervals, forward pricing curves used to value currency and commodity contracts), or inputs that are derived principally from or corroborated by observable market data or other means. Level 3 inputs are unobservable (supported by little or no market activity). The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

The following table summarizes information relating to the fair value determination of the Company’s financial instruments which are measured at fair value on a recurring basis:

			December 31, 2011
Asset (Liability)	Level 1	Level 2	Level 3
	$	$	$

Investments	1,823	-	-
Warrants	(143,627)	-	-
Share award units	(5,334)	-	-
Gold contracts	-	(141,591)	-
Prepayment option on Notes	-	18,797	-
Conversion option on Debentures	-	-	(23,957)

New Gold Inc. Notes to the consolidated financial statements December 31, 2011 (Tabular amounts expressed in thousands of United States dollars, except per share amounts)

21.	Fair value measurement (continued)

		December 31, 2010
Asset (Liability)	Level 1	Level 2	Level 3
	$	$	$

Investments	-	7,533	-
Warrants	(125,936)	-	-
Share award units	(3,295)	-	-
Gold contracts	-	(153,375	-
Prepayment option on Notes	-	7,679	-
Conversion option on Debentures	-	-	(29,429)

			January 1, 2010
Asset (Liability)	Level 1	Level 2	Level 3
	$	$	$

Investments	-	45,890	-
Warrants	(29,841)	-	-
Share award units	(99)	-	-
Gold contracts	-	(95,986	-
Conversion option on Debentures	-	-	(7,701)

There were no transfers between Level 1, 2 and 3 during the years ended December 31, 2011 and 2010.

Valuation methodologies for Level 2 financial assets and liabilities

(a)	Prepayment option on Notes

The fair value of the prepayment option is calculated using a swaption model which utilizes market derived inputs. The prepayment feature is set up as an option on an interest rate swap, which is effectively what the Company considers when determining whether to exercise the option. By exercising, the Company can refinance by exchanging fixed payments of 10% per annum for floating payments based on the market risk-free yield curve plus the Company’s appropriate interest rate spread.

(b)	Gold contracts

The Company’s current derivative liabilities include commodity forward contracts for a portion of the Company’s gold sales. The fair value of the forward contracts is calculated using discounted contractual cash flows based on quoted forward curves and discount rates incorporating LIBOR and the Company’s appropriate interest rate spread.

New Gold Inc. Notes to the consolidated financial statements December 31, 2011 (Tabular amounts expressed in thousands of United States dollars, except per share amounts)

21.	Fair value measurement (continued)

The following table reconciles the fair value of the conversion option on the Debentures. The conversion option is classified as a non-current non-hedged derivative liability as described in Note 5 (c)(iii) with changes in fair value recorded in other gains and losses. The fair value of the financial instrument is measured using valuation techniques that incorporate assumptions that are not evidenced by prices from observable current market activity in the same instrument and are not based on observable market data and are thus classified as Level 3.

Conversion
option

Balance, January 1, 2010	7,701
Non-hedged derivative loss	20,785
Foreign exchange loss	943
Balance, December 31, 2010	29,429
Non-hedged derivative gain	(5,149)
Foreign exchange gain	(323)
Balance, December 31, 2011	23,957

The conversion option was calculated using a Black-Scholes pricing model. The principal assumption in the valuation of the conversion option of the Debentures relate to the value attributed to the volatility input used in the Black-Scholes pricing model. The volatility is measured as the annualized standard deviation of stock price returns, based on the average historical movements of the Company’s share price and those of a number of peer companies. The following table presents a change of 10% in the principal assumption of these fair values to identify an alternative assumption in net earnings for the year ended December 31.

		2011		2010
	Favourable	Unfavourable	Favourable	Unfavourable

Conversion option	3,185	(3,075)	3,357	(3,161)

22.	Operating leases

Non-cancellable operating lease rentals are payable for the years ended December 31, as follows:

	2011	2010

Less than 1 year	15,020	15,415
Between 1 and 5 years	43,922	58,570
More than 5 years	26	-
	58,968	73,985

The Company leases a number of offices and mobile equipment fleet at CSP. The leases typically run for a period of 1 to 5 years, with an option to review the lease after that date. Some leases provide for increases to rent payments that are based on changes in the local price index.

For the year ended December 31, 2011, an amount of $32.4 million was recognized as an expense in profit or loss in respect of operating leases (2010 - $25.4 million). There was no contingent rent or sublease revenue recognized during the period ended December 31, 2011, or for the comparative period in 2010.

New Gold Inc. Notes to the consolidated financial statements December 31, 2011 (Tabular amounts expressed in thousands of United States dollars, except per share amounts)

23.	Compensation of directors and other key management personnel

The remuneration of the Company’s directors and other key management personnel during the years ended December 31 was as follows:

	2011	2010

Short –term benefits	4,901	4,899
Post –Employment Benefits	76	32
Other long term benefits	8,034	3,667
Share based payments	1,981	-
Termination benefits	1,344	-
	16,336	8,598

Short-term benefits include salaries, bonuses payable within twelve months of the balance sheet date and other annual employee benefits.

The remuneration of key executives is determined by the compensation committee having regard to the performance of individuals and market trends.

24.	Commitments and contingencies

Certain conditions may exist as of the date the financial statements are issued, which may result in a loss to the Company but which will only be resolved when one or more future events occur or fail to occur.  In assessing loss contingencies related to legal proceedings that are pending against the Company or unasserted claims that may result in such proceedings, the Company and its legal counsel evaluate the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought.  If the assessment of a contingency suggests that a loss is probable, and the amount can be reliably estimated, then a loss is recorded.  When a contingent loss is not probable but is reasonably possible, or is probable but the amount of loss cannot be reliably estimated then details of the contingent loss are disclosed. Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case the nature of the guarantee is disclosed.  Legal fees incurred in connection with pending legal proceedings are expensed as incurred.

(a)	Capital commitments

The Company has entered into a number of contractual commitments related to equipment orders to purchase long lead items or critical pieces of mining equipment for its operations.  At December 31, 2011, these commitments totaled $135.5 million, of which all are expected to fall due over the next 12 months.

Capital expenditure contracted for at the statement of financial position date but not yet incurred is as follows:

(US$ in millions)	2011 $	2010 $

Property, plant and equipment	135,486	69,244

Other assets	-	13,573

New Gold Inc. Notes to the consolidated financial statements December 31, 2011 (Tabular amounts expressed in thousands of United States dollars, except per share amounts)

24.	Commitments and contingencies (continued)

(b)
On January 13, 2010, the Company received a Statement of Claim filed by Barrick in the Ontario Superior Course of Justice, against New Gold, Goldcorp and affiliated subsidiaries. A Fresh Amended Statement of Claim was received in August 2010 which included Xstrata and its affiliated subsidiaries as defendants. The claim relates to Datawave’s exercise of its right of first refusal with respect to the El Morro Project. New Gold believes the claim is without merit and is defending this action using all available legal avenues. The closing arguments related to the litigation are now complete and it’s anticipated that a decision will be rendered by the end of the second quarter 2012. No amounts have been accrued for any potential loss under this claim.

(c)	The Company owns 100% of the Cerro San Pedro Mine through the Mexican Company, Minera San Xavier S.A. de C.V. (“MSX”).

The Cerro San Pedro Mine has a history of on-going legal challenges related primarily to a land use dispute. In September 2009, a Federal Court of Fiscal and Administrative Justice ordered SEMARNAT, the Mexican environmental regulatory agency, to nullify the authorization of MSX’s 2006 Environmental Impact Statement (“EIS”) for the Cerro San Pedro mine.

This decision was appealed at several levels and in November 2010, a Collegiate Appeals Court in Mexico City ruled unanimously in favour of the Company’s position against the nullification of the EIS. In March 2011, the municipality of Cerro de San Pedro approved a new municipal land use plan (“Plan”), after public consultation. The Plan clearly designates the area of the Cerro San Pedro Mine for mining, resolving any ambiguity regarding land use in that area. On August 5, 2011 a new EIS was granted for the Cerro San Pedro Mine. The 2011 EIS contains a number of conditions with which the Company must comply and the work to fulfill these conditions is in progress. MSX’s land usage permit and its other operating permits remain in effect.

MSX continues to work with all levels of government and other external stakeholders to maintain uninterrupted operation of the Cerro San Pedro Mine.

25.	Provisions

In addition to the environmental rehabilitation provision in Note 16, the following table presents changes in provisions relating to share award units and employee benefits for the year ended December 31, 2011.

	Share
	award	Employee
	units	Benefits	Total
			$

Balance, January 1, 2010	99	4,442	4,541
Additional provisions recognized	6,097	3,906	10,003
Used during the year	(3,126)	(3,080)	(6,206)
Foreign exchange	225	664	889
Balance, December 31, 2010	3,295	5,932	9,227

Additional provisions recognized	8,566	4,726	13,292
Used during the year	(6,442)	(3,365)	(9,807)
Foreign exchange	(85)	19	(66)
	5,334	7,312	12,646

New Gold Inc. Notes to the consolidated financial statements December 31, 2011 (Tabular amounts expressed in thousands of United States dollars, except per share amounts)

26.	First time adoption of IFRS

The Company adopted IFRS as issued by the IASB effective January 1, 2010 (”transition date”) and has prepared its opening statement of financial position in accordance with International Financial Reporting Standards.  The date of the first annual financial statements in compliance with IFRS will be for the year ending December 31, 2011.

IFRS 1 First-time adoption of International Financial Reporting Standards (“IFRS 1”), which governs the first time adoption of IFRS requires that the same policies are applied for all periods presented and that these policies are based on IFRS effective at the end of the first IFRS reporting year, December 31, 2011.

The IFRS accounting policies as presented in Note 2 have been applied in preparing the consolidated financial statements for the year ended December 31, 2011, the comparative information and the opening statement of financial position at the date of transition.

(a)	Elected exemptions from full retrospective application

IFRS 1 requires accounting policies to be applied retrospectively to determine the opening statement of financial position at the Company’s transition date of January 1, 2010, and allows certain exemptions on the transition to IFRS.  The optional exemptions applied are as follows:

(i)	Business combinations

Under IFRS 1, the Company can elect to not restate in accordance with IFRS 3R Business Combinations, all business combinations that occurred prior to the transition date or to only restate all business combinations that occurred after a designated date prior to the transition date. The Company has applied this exemption to all business combinations that occurred prior to January 1, 2010.

(ii)	Deemed cost

IFRS 1 allows an entity to initially measure an item of property, plant and equipment upon transition to IFRS at fair value on the transition date or at an event-driven fair value (i.e. a fair value determined through a business combination or initial public offering) and use that fair value as its deemed cost. This elective exemption can be applied on an individual asset basis. The Company applied this exemption and used fair value as deemed cost in its opening statement of financial position to establish carrying values for $375.4 million of New Afton mining interests at the transition date.

(iii)	Share-based payment transactions

IFRS 1 encourages, but does not require a first time adopter to apply IFRS 2 Share-based Payment (“IFRS 2”) to equity instruments that were granted on or before November 7, 2002, or were granted after November 7, 2002 but vested before the Company’s IFRS transition date. Accordingly, an entity may elect not to retrospectively apply IFRS 2 to these equity instruments.

The Company has elected this exemption and as a result, has applied IFRS 2 retrospectively only for share-based payments that were granted after November 7, 2002, and had not vested at the date of transition.

New Gold Inc. Notes to the consolidated financial statements December 31, 2011 (Tabular amounts expressed in thousands of United States dollars, except per share amounts)

26.	First time adoption of IFRS (continued)

(iv)	Cumulative translation differences

IFRS 1 allows cumulative translation differences for all foreign operations to be reset to zero at the date of transition to IFRS, with future gains or losses on subsequent disposal of any foreign operations to exclude translation differences arising prior to the date of transition to IFRS. The Company has elected this exemption and accordingly, has reset all cumulative translation differences to zero on transition to IFRS.

(v)	Decommissioning liabilities included in the cost of property, plant and equipment

Under IFRS 1, an entity can elect to not apply the provisions of IFRIC 1 Changes in Existing Decommission, Restoration and Similar Liabilities, as they relate to changes in such liabilities before the date of transition to IFRS.

When applying this exemption, an entity would determine its decommissioning liabilities at the transition date, discount the liabilities back to the dates when they first arose using management’s best estimate of the historical risk-adjusted discount rates, and depreciate these amounts forward to the transition date to determine the amount to be included in the depreciated cost of the assets.  The
Company has elected this exemption and in doing so, is required to apply it to all its decommissioning liabilities.

(vi)	Borrowing costs

IFRS 1 permits an entity to apply the transitional provisions of IAS 23 Borrowing Costs as an alternative to full retrospective application. Under these provisions, the Company may elect to only apply IAS 23 to qualifying assets for which the commencement date for capitalization is on or after the date of transition (or an elected earlier date).

The Company has elected to apply this exemption from its transition date of January 1, 2010, and as a result, will apply IAS 23 from this date onwards for projects with a commencement date of January 1, 2010 or later.

(vii)	Assets and liabilities of subsidiaries, associates and joint ventures

IFRS 1 requires that when a parent company becomes a first-time adopter later than its subsidiary the parent shall, in its consolidated financial statements, measure the assets and liabilities of the subsidiary at the same carrying amounts as in the financial statements of the subsidiary, after adjusting for consolidation adjustments and for the effects of the business combination in which the parent acquired the subsidiary.

The Company applied this exemption to its Australian subsidiaries that are already reporting under IFRS.

(b)	Mandatory exceptions to retrospective application

IFRS 1 outlines specific guidelines that a first-time adopter must adhere to under certain circumstances. The Company has applied the following guidelines to its opening statement of financial position dated January 1, 2010:

New Gold Inc. Notes to the consolidated financial statements December 31, 2011 (Tabular amounts expressed in thousands of United States dollars, except per share amounts)

26.	First time adoption of IFRS (continued)

(i)	Hedge accounting

Only hedging relationships that satisfied the hedge accounting criteria as of the transition date are reflected as hedges in the Company’s results under IFRS. Any derivatives not meeting the IAS 39 Financial Instruments: Recognition and Measurement (“IAS 39”) criteria for hedge accounting were recorded as non-hedged derivative instruments.

(ii)	Estimates

Hindsight was not used to create or revise estimates and accordingly, the estimates previously made by the Company under previous Canadian GAAP are consistent with their application under IFRS.

(c)	Reconciliations from previous Canadian GAAP to IFRS

The Company’s transition from previous Canadian GAAP to IFRS has resulted in a number of adjustments to its consolidated statement of income, statement of comprehensive income, statement of financial position and statement of cash flows for the year ended December 31, 2011, the year ended December 31, 2010 and to the statement of financial position for January 1, 2010. Further details of the adjustments are provided in the following reconciliations and the notes that accompany the reconciliations. The adoption of IFRS has not changed the Company’s actual cash flows.

New Gold Inc. Notes to the consolidated financial statements December 31, 2011 (Tabular amounts expressed in thousands of United States dollars, except per share amounts)

26.	First time adoption of IFRS (continued)

The following previous Canadian GAAP to IFRS adjustments are identified as:

Note
Deferred taxes	a
Fair value deemed cost	b
Convertible debentures	c
Foreign Currency translation	d
Decommisioning liabilities	e
Property, plant & equipment	f
Reversal of impairment loss	g
Share purchase warrants	h
Share-based payments	i
Other	j
Cash flow reclassification	k

The January 1, 2010 previous Canadian GAAP consolidated statement of financial position has been reconciled to IFRS as follows:

	Assets			Liabilities			Equity			Total
	Current	Non-current	Total	Current	Non-current	Total	Components of equity	Deficit	Total	Liabilities and equity

Previous CGAAP	394,955	2,093,304	2,488,259	93,418	663,796	757,214	2,036,904	(305,859)	1,731,045	2,488,259

IFRS adjustments
a	(8,848)	8,848	-	-	13,653	13,653	-	(13,653)	(13,653)	-
b	-	(327,606)	(327,606)	-	(81,245)	(81,245)	-	(246,361)	(246,361)	(327,606)
c	-	-	-	-	10,301	10,301	(21,604)	11,303	(10,301)	-
d	-	8,743	8,743	-	2,186	2,186	1,566	4,991	6,557	8,743
e	-	4,311	4,311	-	4,875	4,875	-	(564)	(564)	4,311
f	-	(2,513)	(2,513)	-	(754)	(754)	-	(1,759)	(1,759)	(2,513)
g	-	51,909	51,909	-	-	-	-	51,909	51,909	51,909
h	-	-	-	-	41,754	41,754	(139,632)	97,878	(41,754)	-
i	-	-	-	-	-	-	-	-	-	-
j	-	(18,810)	(18,810)	-	(18,810)	(18,810)	-	-	-	(18,810)
IFRS	386,107	1,818,186	2,204,293	93,418	635,756	729,174	1,877,234	(402,115)	1,475,119	2,204,293

The previous Canadian GAAP statement of financial position at December 31, 2010 has been reconciled to IFRS as follows:

	Assets			Liabilities			Equity			Total
	Current	Non-current	Total	Current	Non-current	Total	Components of equity	Deficit	Total	Liabilities and equity

Previous CGAAP	625,460	2,113,454	2,738,914	140,709	705,014	845,723	2,022,096	(128,905)	1,893,191	2,738,914

IFRS adjustments
a	(9,127)	9,127	-	-	4,491	4,491	-	(4,491)	(4,491)	-
b	-	(327,606)	(327,606)	-	(85,522)	(85,522)	-	(242,084)	(242,084)	(327,606)
c	-	-	-	-	29,429	29,429	(21,604)	(7,825)	(29,429)	-
d	-	33,052	33,052	-	2,186	2,186	15,900	14,966	30,866	33,052
e	347	5,637	5,984		8,452	8,452	-	(2,468)	(2,468)	5,984
f	(3,617)	1,272	(2,345)	-	(448)	(448)	-	(1,897)	(1,897)	(2,345)
g	-	-	-	-	-	-	-	-	-	-
h	-	-	-	-	125,962	125,962	(139,632)	13,670	(125,962)	-
i	-	-	-	-	-	-	(1,611)	1,611	-	-
j	-	(18,810)	(18,810)	-	(21,579)	(21,579)	-	2,769	2,769	(18,810)
IFRS	613,063	1,816,126	2,429,189	140,709	767,985	908,694	1,875,149	(354,654)	1,520,495	2,429,189

New Gold Inc. Notes to the consolidated financial statements December 31, 2011 (Tabular amounts expressed in thousands of United States dollars, except per share amounts)

26.	First time adoption of IFRS (continued)

The previous Canadian GAAP consolidated income statement and statement of comprehensive income for the year ended December 31, 2010 have been reconciled to IFRS as follows:

	Notes	Previous CGAAP	Effect of IFRS transition	IFRS
Revenues		530,450	-	530,450
Operating expenses	e	250,338	962	247,773
	f		(3,527)
Depreciation and depletion	e	77,016	(1,117)	78,374
	f		2,475
Earnings from mine operations		203,096	(1,207)	204,303

Corporation administration expenses		24,134	-	24,134
Share-based payments	i	8,488	(1,611)	6,877
Exploration		12,834	-	12,834
Impairment charge of exploration assets		15,728	-	15,728

Earnings from operations		141,912	(2,818)	144,730
Finance income		3,258		3,258
Finance costs	e	(947)	(1,424)	(2,371)
Realized and unrealized gain on investments		9,128	-	9,128
Unrealized gain on prepayment option		7,679	-	7,679
Gain on sale of investment		39,710	-	39,710
Other expense	f	(2,883)	(884)	(3,767)
Loss on foreign exchange	c	(21,816)	(941)	(9,675)
	d		13,857
	h		(3,544)
	j		2,769
Unrealized loss on non-hedged derivatives	c	-	(20,785)	(113,336)
	h		(92,551)
Earnings (loss) before taxes		176,041	(100,685)	75,356
Income tax expense	a	(41,110)	8,920	(18,009)
	c		2,600
	f		(306)
	h		11,887
Net earnings (loss) from continuing operations		134,931	(77,584)	57,347
Earnings (loss) from discontinued operations, net of taxes	g	42,023	(51,909)	(9,886)
Net earnings		176,954	(129,493)	47,461

	Notes	Previous CGAAP	Effect of IFRS transition	IFRS

Net earnings		176,954	(129,493)	47,461

Other comprehensive income (loss)
Unrealized losses on mark-to-market of gold contracts		(85,849)	-	(85,849)
Realized losses on mark-to-market of gold contracts		20,035	-	20,035
Unrealized gains on mark-to-market of fuel contracts		(366)	-	(366)
Currency translation adjustment	d	-	14,334	14,334
Deferred income tax		27,572	-	27,572
Total other comprehensive loss		(38,608)	14,334	(24,274)
Total comprehensive income		138,346	(115,159)	23,187

New Gold Inc. Notes to the consolidated financial statements December 31, 2011 (Tabular amounts expressed in thousands of United States dollars, except per share amounts)

26.	First time adoption of IFRS (continued)

The reconciliation of the consolidated statement of cash flows for the year ended December 31, 2010:

	Operating		Investing		Financing	Cash and cash equivalents
	Continuing	Discontinued	Continuing	Discontinued	Continuing	Impact of exchange rate changes	Increase (decrease)	Beginning of year	End of year

Previous CGAAP	182,260	(1,696)	(451,363)	34,410	447,189	16,803	227,603	263,151	490,754

IFRS adjustments
Per income statement	(129,493)	-	-	-	-	-	(129,493)	-	-
a	(8,920)	-	-	-	-	-	(8,920)	-	-
b	-	-	-	-	-	-	-	-	-
c	19,128	-	-	-	-	-	19,128	-	-
d	(17,262)	-	-	-	-	-	(17,262)	-	-
e	634	-	-	-	-	-	634	-	-
f	3,972	-	15,076	-	-	-	19,048	-	-
g	51,909	-	-	-	-	-	51,909	-	-
h	84,208	-	-	-	-	-	84,208	-	-
i	(1,611)	-	-	-	-	-	(1,611)	-	-
j	-	-	-	-	-	-	-	-	-
k	1,677	-	(7,624)	-	(20,895)	-	(26,842)	9,201	-
IFRS	186,502	(1,696)	(443,911)	34,410	426,294	16,803	218,402	272,352	490,754

Notes to the IFRS reconciliations above:

(a)	Deferred tax

IFRS does not permit deferred tax to be classified as current. Reclassification from current to non-current is therefore required.

Under previous Canadian GAAP, a deferred tax asset was not recognized on the disposition of the AB Notes, as it was assumed there was no future source of capital gains. Under IFRS, due to the deferred tax liability recognized on the warrants (refer to Note 26 (h)), a deferred tax asset is required to be recognized on disposition of the notes.

IFRS requires a deferred tax asset or liability to be recognized for exchange gains and losses related to non-monetary assets and liabilities that are re-measured into the functional currency using the historical exchange rates. Under previous Canadian GAAP, a deferred tax asset or liability was not recognized for a temporary difference arising from the difference between the historical exchange rate and the current exchange rate translations of the cost of non-monetary assets and liabilities of integrated foreign operations.

Under IFRS, the Company was required to recognize a deferred tax liability on the prepayment option embedded derivative.

(b)	Fair value as deemed cost

Under IFRS 1, the Company elected to measure the New Afton project at fair value on transition to IFRS and use that fair value as its deemed cost (please refer above for further details on the IFRS 1 exemption). The Company has calculated the fair value of the project using a discounted cash flow methodology. Under previous Canadian GAAP, the estimates of future cash flows used to test the recoverability were on an undiscounted basis.

New Gold Inc. Notes to the consolidated financial statements December 31, 2011 (Tabular amounts expressed in thousands of United States dollars, except per share amounts)

26.	First time adoption of IFRS (continued)

(c)	Convertible debentures

Under IFRS, the conversion option of the Company’s convertible debentures does not meet the criteria for equity classification and accordingly, is treated as a derivative liability that is measured at fair value on initial recognition. Under previous Canadian GAAP, the conversion option was classified as equity on the Company’s balance sheet. Under IFRS, the conversion option derivative is re-measured at fair value at each statement of financial position date, while under previous Canadian GAAP the equity portion was not re-measured.

Due to the Company’s election of the IFRS 1 exemption for business combinations (see above), the initial recognition and subsequent measurement of the debt component of the convertible debentures was unchanged on transition to IFRS.

(d)	Foreign currency translation

IFRS does not have the concept of group functional currency and requires a separate functional currency assessment for each entity within the consolidated group. Under previous Canadian GAAP, all the Company’s entities had U.S. dollar functional currencies.

Under IFRS, the Company will continue with U.S. dollar functional currencies for all entities, with the exception of the New Afton project. The Canadian dollar was determined to be the functional currency for New Afton under IFRS. The project was considered an integrated operation under previous Canadian GAAP.

(e)	Decommissioning liabilities (Reclamation and closure cost obligations)

IFRS requires provisions to be updated at each statement of financial position date using a current pre-tax discount rate (which reflects current market assessment of the time value of money and the risk specific to the liability). Canadian GAAP required the use of a current credit-adjusted, risk-free rate for upward adjustments, and the original credit-adjusted, risk-free rate for downward revisions.

This difference resulted in different discount rates being applicable for IFRS purposes than the discount rates used for Canadian GAAP. Accordingly, the Company was required to recalculate its reclamation and closure costs obligations and related asset amounts on transition. In performing the calculations, the IFRS 1 elective exemption for decommissioning liabilities was applied (refer to IFRS 1 above).

Under previous Canadian GAAP, the unwinding of the discount was presented as an operating expense. Under IFRS, the unwinding of the discount is presented as a finance cost. Adjustments were required in the Company’s 2010 income statements to reclassify these amounts to finance costs and to adjust the Canadian GAAP amounts to the IFRS amounts.

(f)	Property, plant and equipment

IFRS requires identifying and measuring the cost of significant individual components of assets which have different useful lives than the core asset. Significant components are then separately depreciated based on their individual useful lives.

New Gold Inc. Notes to the consolidated financial statements December 31, 2011 (Tabular amounts expressed in thousands of United States dollars, except per share amounts)

26.	First time adoption of IFRS (continued)

(g)	Reversal of impairment loss

Under IFRS, previous impairment losses recognized must be reversed where circumstances have changed such that the impairments have reduced (other than for impairments of goodwill, which are not reversed). Reversals of impairment losses were not permitted under previous Canadian GAAP.

The Company increased the carrying value of the Amapari property to reverse an impairment charge of $51.9 million that was recognized in 2008. The increase resulted in an impairment reversal to the fair value of the property, less estimated costs to sell, at January 1, 2010. As the Amapari property was held for sale at January 1, 2010, the adjustment resulted in an increase to assets of operations held for sale.

(h)	Share purchase warrants

Under IFRS, share purchase warrants with an exercise price denominated in a currency other than the Company’s functional currency are required to be classified and accounted for as financial liabilities at their fair values, with changes in fair value being included in the consolidated income statement.  Under previous Canadian GAAP, all the Company’s outstanding share purchase warrants were classified and accounted for as equity.

(i)	Share-based payments

Under previous Canadian GAAP, the Company recognized each share-based payment award as a single pool with a fair value based on the specified vesting period for the overall arrangement. Under IFRS, the fair value of each tranche of a share-based payment award is considered a separate grant based on the vesting period with the fair value of each tranche determined separately and recognized as compensation expense over the term of its respective vesting period. In addition, IFRS requires that forfeitures be estimated in advance, whereas a policy choice existed under previous Canadian GAAP.

(j)	Other

On transition to IFRS, certain non-material adjustments totaling $18.8 million related to deferred tax liabilities have been made to the amounts previously reported under previous Canadian GAAP.

(k)	Consolidated statement of cash flows

Reclassification adjustments were required in the consolidated statement of cash flows to conform to the presentation required under IFRS. Interest paid and income taxes paid are presented as separate line items in the consolidated statement of cash flows, whereas they were previously disclosed as changes in non-cash working capital under previous Canadian GAAP. Borrowing costs capitalized in relation to qualifying assets are presented as interest paid in operating activities, whereas they were previously included in investing activities. Restricted cash has been included in the cash and cash equivalents balance for IFRS purposes, but was separately reported as restricted cash under previous Canadian GAAP.